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BRIDGESTONE
PASSION for EXCELLENCE

Perpetual emotion

Annual report 2005

Page Index

Forward-looking statements

The descriptions of projections and plans that appear in this annual report are "forward-looking statements." They involve known and unknown risks and uncertainties in regard to such factors as product liability, currency exchange rates, raw material costs, labor-management relations and political stability. Those and other variables could cause the Companies' actual performance and results to differ from management's projections and plans.

BRIDGESTONE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

NEWS RELEASE
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BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan

Bridgestone Corporation Announces Revised Financial Projections for Fiscal 2007

Tokyo (June 27, 2007) - Bridgestone Corporation today announced revisions to its consolidated and non-consolidated financial projections for the fiscal year ended December 31, 2007. Its original projections were announced on February 20, 2007. Set forth below is a summary of management's revised projections of consolidated and non-consolidated sales and earnings for the fiscal year 2007.

Consolidated Financial Projections (January 1 to December 31, 2007)

	(Revised) FY2007 Projections	(Original) FY2007 Projections	Increase (decrease)		(Reference) FY2006 Results
	¥ million	¥ million	¥ million	%	¥ million
Net sales	3,350,000	3,080,000	270,000	8.8	2,991,275
Operating income	211,000	191,000	20,000	10.5	190,876
Ordinary income	170,000	152,000	18,000	11.8	159,579
Net income	106,000	90,000	16,000	17.8	85,120

Management expects consolidated sales in fiscal year 2007 to increase over the projections announced on February 20, 2007 due in part to consolidating sales of Bandag, Incorporated (Bandag) into consolidated sales, following Bridgestone Americas Holding, Inc., the U.S. subsidiary of Bridgestone Corporation, completed acquisition of Bandag, combined with the current expectation that the Yen will be weaker against the US dollar and the euro. Management also expects an increase in operating income, ordinary income and net income over the projections announced on February 20, 2007 due in part to group-wide efforts to enhance sales, combined with the weaker-than-expected Japanese Yen against the US dollar and the euro.

Non-Consolidated Financial Projections (January 1 to December 31, 2007)

	(Revised) FY2007 Projections	(Original) FY2007 Projections	Increase (decrease)		(Reference) FY2006 Results
	¥ million	¥ million	¥ million	%	¥ million
Net sales	1,020,000	970,000	50,000	5.2	945,892
Operating income	98,000	91,000	7,000	7.7	95,211
Ordinary income	105,000	88,000	17,000	19.3	99,523
Net income	73,000	58,000	15,000	25.9	61,552

Management expects net sales and operating income in the fiscal year 2007 to increase over the projections announced on February 20, 2007 due in part to the weaker-than-expected Japanese Yen against the US dollar and the euro. Management also expects an increase in ordinary income and net income over the projections announced on February 20, 2007 due in part to the current expectation that the Yen will be weaker against the US dollar and the euro, combined with dividend revenue from subsidiary shares due to the reorganization of certain domestic subsidiaries.

-end-

Bridgestone Corporation, which has headquarters in Tokyo, is the parent company of the Bridgestone Group, the world's largest manufacturer of tires and other rubber products. Bridgestone develops, manufactures and sells tires in over 150 countries worldwide. Due to the region-specific nature of tire usage, Bridgestone Group production and sales operations form a highly globalized network of companies focused on supplying local market needs. With over 123,000 employees, Bridgestone is a major employer in many parts of the world. Besides tires, which account for about 80% of sales, Bridgestone also makes a wide range of industrial and consumer products.

For more than 75 years, Bridgestone has been dedicated to the pursuit of superior quality for the greater benefit of society. The passion and drive needed to push tire development stem from this strong social commitment. The passion for excellence embodied in the Bridgestone name in turn generates the pride and motivation needed to maintain the highest standards. Passion, quality, motivation: a cycle of perpetual emotion.

The new revolution is just beginning...


BRIDGESTONE
POTENZA
BBS
vodafon

The ultimate performance

Bridgestone founder Shojiro Ishibashi summarized the company's mission as "serving society with superior quality." Supported by a wide-ranging and well-funded R&D program, Bridgestone's relentless pursuit of the highest quality has kept it at the forefront of innovation in tires and other rubber products. The development programs for high-performance tires draw on a wealth of data generated as a result of Bridgestone's longstanding commitment as a supplier to the world's leading motor sports series, including Formula One (Scuderia Ferrari on the left), MotoGP, CHAMP Car and the Indy Racing League. Superior quality ensures that Bridgestone tires are fitted to many of the world's premier luxury car marques. Superior knowledge also translates into a stream of improved technologies for conventional car tires, enhancing performance, durability and safety.




AMD

Safety first

Bridgestone tires on passenger cars, commercial vehicles and aircraft carry many millions of people vast distances around the world every day. This heavy responsibility mandates safety as the primary concern. A pioneer in the field of tire safety, Bridgestone has introduced various technological advances to increase the safety of drivers and passengers. For instance, a structural design virtually eliminates the typical decline in grip over a tire's lifetime as it wears, while rubber foaming technology absorbs water on icy road surfaces resulting in a superior winter tires. Another area where Bridgestone is a leader is runflat tires. These tires can continue to operate at a specified speed for a specified distance after losing pressure under normal conditions. This vastly improves safety in the event of a sudden loss of pressure as may occur with a puncture. Bridgestone has also developed peripheral systems to enhance tire safety, such as TPMS (Tire Pressure Monitoring Systems).









A vital component for industry

While tires are the core business, Bridgestone also develops and manufactures a diverse range of products based on advanced rubber and resin technologies. Originally an offshoot, the diversified products operations are now a major contributor to sales. Besides being the global leader in tires for earthmoving equipment, Bridgestone supplies conveyor belts for transporting mined ores as well as hydraulic hoses for power equipment. Bridgestone also makes marine hoses and fenders for the shipping industry; building materials and equipment for the construction industry; and flexible polyurethane foam products with varied applications, such as automobile seat pads. Other applied industrial products made from rubber include rubber tracks for specialized vehicles, inflatable dams, sewer control gates, multi-rubber bearings and antivibration components. Bridgestone is also a leader in a number of applied materials fields, including interlayer adhesive films for photovoltaic power generators, performance films used in plasma display panels, and semiconductive rollers for office equipment.








BRIDGESTONE


BRIDGESTONE

Serving society with superior quality

Bridgestone is a company that has remained true to the mission envisaged by its founder of maximizing its contribution to the community. Bridgestone products play a vital and fulfilling role in the lives of consumers - not only in the tires on passenger cars, motorcycles, trucks, buses and aircraft, but also in a diverse array of less visible but equally important industrial components. Bridgestone also supplies a range of products that make life more enjoyable for many. Professional athletes and sporting enthusiasts of all levels use Bridgestone golf and tennis goods. And Bridgestone is the leading bicycle brand in Japan. Bridgestone also sponsors various sports events such as the Bridgestone Open and the World Golf Championships Bridgestone Invitational at the Firestone Country Club in Akron, Ohio, U.S.A.







Sales by business segment and major products

Bridgestone Corporation and Subsidiaries
Year ended December 31, 2005


20%
80%

Tires

Tires and Tubes

For passenger cars, trucks, buses, construction and mining vehicles, commercial vehicles, agricultural machinery, aircraft, motorcycles and scooters, racing cars, karts, utility carts, subways, monorails

Automotive Parts

Wheels for passenger cars, trucks, buses

Diversified Products

Industrial products

Belts
- Steel cord conveyor belts
- Fabric conveyor belts
- Belt-related commodities
- Pipe conveyor systems

Hoses
- Braided hoses
- Hydraulic hoses
- Automobile hoses

Antivibration and noise-insulating materials
- Air springs
- Dampers
- Noise-insulating systems

Waterproofing materials
- Water stoppers
- Waterproof sheets for civil engineering

Rubber tracks

Inflatable rubber dams

Multi-rubber bearings

Marine products
- Marine fenders
- Marine hoses
- Dredging hoses
- Oil booms
- Silt barriers

Antivibration components

For vehicles, railway cars, industrial machinery

Financial highlights

Bridgestone Corporation and Subsidiaries
Years ended December 31, 2005 and 2004

	Millions of yen		Percent change	Thousands of U.S. dollars
	2005	2004	2005 / 2004	**2005**
Net sales	**¥2,691,376**	¥2,416,685	+11.4	**$22,794,749**
Net income	**180,796**	114,453	+58.0	**1,531,261**
Total assets	**2,709,962**	2,333,708	+16.1	**22,952,164**
Shareholders' equity	**1,128,597**	934,981	+20.7	**9,558,711**
Capital expenditure	**203,670**	191,000	+6.6	**1,724,994**

Per share in yen and U.S. dollars				
Net income				
Basic	**¥ 226.92**	¥ 138.96	+63.3	**$ 1.92**
Diluted	**226.86**	138.94	+63.3	**1.92**
Cash dividends	**24.00**	19.00	+26.3	**0.20**

Note: Solely for the convenience of readers, the Japanese yen amounts in this annual report are translated into U.S. dollars at the rate of ¥118.07 to $1, the approximate year-end rate.

Chemical products

Building materials and equipment
- FRP panel water tanks
- Unit flooring systems
- Steel fiber for concrete reinforcement
- Roofing materials
- Unit bath systems
- Polybutylene pipes and fitting for plumbing systems
- Sealing materials for buildings and housing

Thermal insulating polyurethane foam products
For general building, housing

Flexible polyurethane foam products
For bedding, furniture, vehicles, industry

Ceramic foam

Electro-materials

Office equipment components
- Semiconductive rollers
- Other semiconductive components

Performance film products
- Performance films for plasma display panels
- Photovoltaic module encapsulants
- Interlayer adhesive films for laminated glass

Sporting goods
- Golf balls
- Golf clubs
- Tennis shoes
- Tennis rackets
- Tennis balls
- Golf swing diagnostic system

Bicycles

Other products

Purebeta ceramic dummy wafers, holders, rings, heaters, electrodes and other items
For semiconductor manufacturing

Up another gear

We faced a highly challenging business environment during 2005. We posted another year of record sales and profits, despite raw materials costs increasing steeply. As the successor to Shigeo Watanabe, I am pleased to be able to debut with a report about a solid performance in 2005. Outlined below is a summary of the direction I plan to take as I guide Bridgestone over the next few years.

Business review of 2005

In 2005 we benefited from higher demand for our products across Japan, the Americas, Europe and Asia. We focused on introducing innovative and appealing products, building global production capacity, raising productivity and enhancing logistical efficiency. Consolidated net sales advanced 11% over the previous year to ¥2,691.4 billion ($22.8 billion).

We were able to offset in part the steep increases in raw material and other input costs with volume gains and improved product mix. Operating income rose 8% to ¥213.9 billion ($1,811 million). Net income increased 58% to ¥180.8 billion ($1,531 million). This increase was due mainly to an extraordinary gain of ¥78.6 billion ($665 million) arising mostly from the return to the Japanese government of the substitutional portion of an employee pension plan covering Bridgestone Corporation and several consolidated Japanese subsidiaries.

Both our primary business segments performed well. The tire segment posted a 5% gain in operating income on 12% sales growth. The earnings contribution from this sales growth offset in part the adverse effect on



Shoshi Arakawa
Chairman of the Board, CEO and President

earnings of rising raw material costs. We worked to maximize their sales momentum by introducing appealing new products worldwide, increasing marketing efforts and improving product mix. Strong demand in overseas markets also contributed to the sales growth.

The diversified products segment recorded a 26% increase in operating income on 10% growth in sales. Business was especially strong in building materials operations in the U.S. and precision components for office equipment in Japan.

Performance by geographic segment was mixed. In Japan, sales rose 9% while operating income increased 5%. In the tire business, domestic sales and exports both generated volume growth. Precision components for office equipment constituted a high-growth area. In the Americas, a 46% gain in operating income was posted on a 14% growth in sales. This reflected efforts within the region to address raw material costs through a combination of enhanced efficiencies and pricing. Despite a 13% gain in sales, operating income declined 11% in Europe. This mainly reflected the impact of significantly higher raw material costs. Sales in other regions expanded 23% due to aggressive marketing, generating a 19% gain in operating income.

The subsidiary that manufactures and sells tires in North America posted an extraordinary loss of $240 million (¥26.5 billion) due mainly to a settlement with Ford Motor Company which resolved all financial claims between the two companies arising from Firestone's August 2000 voluntary safety recall and Ford's May 2001 tire replacement program. This drew a line under these problems, leaving our business in the Americas on a solid recovery track. I believe that our U.S. operations are now in a good position to expand going forward, and accordingly, the Companies recognized deferred tax assets through reversal of a previously established valuation allowance. Tax gains of ¥40.9 billion ($346 million) in line with this recognition have been included in income taxes.

For a more detailed review of our performance in 2005, please refer to the Management's discussion & analysis section (pp. 40-45).

Targeting a global pole position

My predecessor faced many tough issues five years ago when he became Chairman of the Board, CEO and President. I believe that he successfully solved these issues during his tenure. I inherit from him a healthy enterprise with a good foundation laid for future business development.

My main goal while I am in this job is to make Bridgestone the world leader in name and substance. The Bridgestone Group is already the world's largest tire and rubber products company by sales. In this sense, we have already achieved the top position in name. However, I want to help our company take the next jump so that we become the acknowledged industry leader in tires and rubber products worldwide by other performance and quality parameters. To attain this goal, we must add higher value across all aspects of our operations. I plan to propose and lead internal reform processes so that we can clear this challenging hurdle.

Returning to first principles

The modern business world is fiercely competitive and awash with information. In this kind of environment, I believe that the best way forward is to go back to basics. In other words, it is important to understand the quintessential nature of each challenge facing us through a deep awareness of fundamental business principles before making decisions. We need to return to first principles by concentrating on providing the customer with quality, which is just one critical aspect.

Thus, I envision reforms moving in two parallel streams. At the level of individual employees, we need to change up to a higher-value corporate mindset. We must also introduce reforms at the organizational level to ensure that all our management systems and processes deliver greater value in an increasingly globalized commercial environment. I see such reforms as an integral part of maintaining and boosting our top-line and bottom-line growth.

In terms of changing mindsets, I believe that for Bridgestone to attain leading global status we need to adhere more closely to first principles. First, we must focus intently on what we need to do as a manufacturer. Fundamentally, our job is to create products and services that generate customer satisfaction. This process involves understanding customer requirements - needs as well as desires - and then designing, developing, manufacturing and selling products as well as creating services to satisfy our customers. When we do these things well we create value in the form of customer satisfaction. In return, Bridgestone makes a profit. I firmly believe that if our 123,000-plus employees around the world all apply such principles on a daily basis, we can confidently expect to boost Bridgestone's revenue and profit substantially.

We also need to look afresh at our organizational structures to enhance the value that we add for customers. Large companies have a tendency to become vertically sectionalized, with divisions focusing too heavily on their own financial targets. In fact, however, the key is for all parts of the company to concentrate on serving the customer better. In other words, the right question is what business model will best help us satisfy our customers. My plan is to insert more horizontal links within the global Bridgestone organization so that we can boost customer-oriented cooperation between divisions and thereby enhance the value we add as a company.

Building a dynamic and truly global management structure

The tire business is a global industry with strong local characteristics, and this is true for both the original equipment and replacement tire markets. Our challenge today is to reform the management systems of the Bridgestone Group so that we can thrive in a fast-paced and ever-changing world. The core model that we will adopt is one of a global headquarters to set basic policies and overall strategy, with each regional or product market pursuing goals in light of local tire culture and business conditions.

Four core policies to guide reform processes

We will be guided by four key policies as we implement the reforms that I have outlined above.

Always strive for even higher level, world-class products and services

The Bridgestone approach is about constantly striving to take the quality of our products and services to the next level.

Never complacent and never satisfied, we use the most advanced technology to develop world-class products and services. By working to keep ourselves at the forefront of technology, we will create ever-increasing opportunities to expand the business development prospects of our core operations. Put simply, we go where others cannot easily follow. I aim to deepen the entire Bridgestone Group's commitment to continuous improvement in the quality of all our products, services and business processes and ensure that this commitment is part of our everyday business reality.

Business domain expansion based on defined long-term strategy

Vertical integration is one of Bridgestone's greatest operational strengths. In the tire business, we own fully integrated development, production and sales operations spanning all stages of tire production, including natural rubber, synthetic rubber, carbon black and steel cord. Our company-owned and franchised tire retail network is one of the largest in the world. We also possess integrated development, production and sales operations in businesses other than tires. Our challenge going forward is to leverage our depth of expertise to expand into peripheral areas with new business models that incorporate systems and solutions.

Moving toward truly global management within an SBU-based structure

My aim is to engineer a transition toward a global management structure based around strategic business units (SBUs) that focus Bridgestone Group assets in particular product markets or geographic regions. My plan is to reorganize the Bridgestone Group into an SBU-based structure. The planning for this shift is ongoing, and we expect to make the new structure operational during 2006. Each SBU will be granted substantial operational authority and responsibility. I believe that the new system will enable us to implement global policies and strategy more quickly at the key levels of both customers and markets.

Optimized group-level management based on our Mid-term Management Plan

Another change that I want to introduce involves boosting the importance of business strategy in our medium-term planning. Strategy formulation needs to incorporate the strategic vision of each division, and the plan needs to be reviewed on an annual basis. I believe that we can optimize management at the Bridgestone Group level better this way.

Continued commitment to corporate citizenship

Finally, it has always been my belief that companies can only generate consistent long-term growth once they have secured the trust and positive acceptance of customers and society in general. On the environmental, social and community fronts Bridgestone is active in many different spheres. Our quest to make continual and incremental improvements in our corporate governance, compliance and environmental performance is but one aspect of our overarching commitment to make a better contribution to society.

"Serving society with superior quality" is the mission laid down for us by our founder. We must therefore aim to achieve the highest standards in all of these fields. The larger perspective is just as important as meeting short-term earnings growth targets. Our job should always be to provide the best quality in the broader interests of society.

We expect 2006 to provide even harsher market conditions than the past year. But this year we embark on a fresh start with our sights set on becoming the acknowledged global industry leader. I hope to earn the trust and support of all shareholders, customers, employees and other Bridgestone Group stakeholders through hard work and an unwavering commitment to the policies and principles that I have described.

April 2006



Shoshi Arakawa
Chairman of the Board, CEO and President

Tires

In the tire segment, Bridgestone's operating income in fiscal 2005 increased 5% over the previous year, to ¥167.9 billion, while sales were up 12%, to ¥2,156.8 billion. The earnings contribution from this sales growth offset in part the adverse effect on earnings of rising raw material costs. Bridgestone worked to maximize sales momentum by introducing appealing new products worldwide, increasing marketing efforts and improving product mix. Strong demand in overseas markets also contributed to the sales growth.

Japan

Sales and operating income increased over the previous year in Japan despite rising raw material costs. A new record high was posted in unit sales of tires, topping the amount recorded in fiscal 2004. Unit exports of tires also increased.



Sales of Blizzak snow tires were buoyant in Japan

The market leader offering superior value through an extensive sales channel

Sales of original equipment tires were strong, however the situation remains difficult due to rising raw material costs and intensifying competition. Although Bridgestone sought to combat these problems by improving productivity, the key lies in taking a distinctive approach that can differentiate the company from its rivals. Bridgestone aims to achieve this by offering superior value from various perspectives, including replacement demand, technology development, demand from automobile companies and stable production.

Sales of replacement tires for both passenger cars and trucks and buses exceeded initial projections. Particular growth was posted in Blizzak snow tires as a result of the large snowfalls at both the beginning and end of 2005.

In passenger car tires, sales of new domestic brand Playz tires were strong, in line with expectations. Since these tires target second-generation baby boomers, Bridgestone decided to create a comfort-oriented tire that would stimulate the interest of this group. To achieve this, "Cross Functional Teams" transcended traditional departmental borders to promote an integrated start-to-finish development process from planning, marketing and product planning to manufacturing, marketing and sales. The resulting product has been very successful with this market segment. In truck and bus tires, sales of Ecopia tires, which aid in fuel economy, were robust.

Competitive advantage

One of Bridgestone's greatest strengths in Japan is its excellent sales channel which has been put together over the years. Around 1,200 stores make up the tire sales network, including 120 Cockpit shops, 450 Tire Kan shops and 630 Mr. Tire Man shops. A scrap-and-build policy has been implemented at these sites to ensure the ultimate in satisfaction. With the objective of reinforcing domestic sales, Bridgestone will work not only to bolster sales volume but also to provide products and services of a very high quality through its extensive family channel. For example, Bridgestone intends to enhance its Cockpit stores with an emphasis on style, sports and imported cars. Customized products and services will also be provided to ensure customer needs are met. Bridgestone will look into the possibility of expanding this store network as well as strengthening relationships with major independent tire shops.

In the truck and bus tire business, besides delivering top products, Bridgestone is promoting a "tire solutions" service for customers through a nationwide network of 2,600 stores and sales outlets. A total of 940 of these stores form the Bridgestone Service Network (BSN), which provides a 24-hour tire repair service via a call-center for registered customers. In 2005 alone, around 25,000 calls were received. This unique service has fast become a strength of the company.

The year ahead

The domestic replacement tire market has remained flat at around 70 million units since 2000. Bridgestone seeks to increase sales of high-value-added, high-profit products in this market in the future, with high hopes for the success of Playz tires. Bridgestone runflat tires are used on certain cars in Japan at present, but once they become more popular, this is expected to contribute to enhanced sales of replacement tires in the future.



Showcasing a stylish Cockpit shop



Playz tires release exhibition


BRIDGESTONE

Bridgestone exhibition at the Tokyo Motor Show

With an enhanced network and brand awareness, combined with high quality products and outstanding staff, Bridgestone Japan is poised for a successful 2006. The company plans to introduce a range of new tires to make the most of all market opportunities. While striving to maintain a high market share, Bridgestone aims to maximize profits through an improved product mix.

Driving persistent growth via a better brand and product mix





Above: Bridgestone Americas headquarters
Below: Bridgestone's truck and bus tires have received high acclaim in the Americas

The Americas

Bridgestone Firestone North American Tire (BFNT) increased both sales and operating income (when certain special legal expenses and the Ford settlement are excluded) in the face of unprecedented increases in raw material costs. The improvement can be attributed to increased demand; product price increases; the introduction of new, higher margin products; and improved mix. Overall unit sales of replacement tire and original equipment tires for passenger cars and light trucks in North America increased approximately 1% in 2005. Unit sales of replacement tires for passenger cars and light trucks in North America increased in both Bridgestone and Firestone-brand tires, and in the Fuzion line. Overall original equipment consumer unit sales were slightly lower than the same period in the prior year. Total market share in the consumer replacement segment was up slightly from 2004. Consumer original equipment's performance translates to a slight drop in share from the previous year.

Overall unit sales of truck and bus replacement and original equipment tires in North America increased 4% during 2005. Due to strong demand exceeding supply capacity, replacement unit sales declined slightly to allow BFNT to fulfill original equipment contractual obligations. The decrease in replacement sales was primarily in Dayton brand tires in order to support the company's strategic distribution partners, which emphasize the Bridgestone and Firestone brands. Original equipment truck and bus tire sales increased due to the ongoing strength of the North American trucking industry. Toward the end of 2005, increased truck production was fuelled by "pre-buy" activities in anticipation of new environmental regulations in 2007. Truck and bus tire market share in North America was slightly lower than the previous year. This reflects continued growth in the market beyond the Bridgestone Group's capacity to supply.

Bridgestone Firestone Latin American Tire Operations (BFLA) showed strong sales growth in each of its companies in the region, based on both volume and increased selling prices. The companies worked very hard to mitigate a substantial portion of the effect of the dramatic increases in raw material costs through operational efficiencies and other cost control measures.

Competitive edge

BFNT is Bridgestone Americas' North American tire manufacturing and wholesaling operation, which traces its roots back to the Firestone Tire & Rubber Company founded over 105 years ago. It has many strengths, including substantial manufacturing operations, the most effective logistics distribution network in the industry, products which are on a par with or better than the best competitive products, and an extremely effective retail network which consists of both dealers and Bridgestone Americas' company owned stores on the consumer side and relationships with fleets and truck stops on the truck and bus side. BFNT's original equipment business is solid, and management has intentionally managed original equipment market share, focusing on fitments with an improved profit and product mix. Brand awareness of the Firestone brand is very high, with growth in awareness of the Bridgestone brand a top priority. BFNT is in a position to command a premium price for its Bridgestone brand products, while providing value conscious customers with products bearing the Firestone name.

BFLA is an operating unit of Bridgestone Americas consisting of six manufacturing and sales subsidiaries in Mexico, Argentina, Brazil, Chile, Costa Rica, and Venezuela. The BFLA presence is strong in Latin America, having been one of the first international tire manufacturers to support that market. BFLA has the largest number of points of sale of any tire manufacturer in the region, which supports the expansion of the Companies' presence throughout Latin America. The Firestone brand has strong brand recognition and loyalty in the region and the Companies are enhancing the premium brand image of Bridgestone.

Objectives met

Bridgestone Americas has been working to increase sales of its two major brands in the Americas—Bridgestone and Firestone—on both the consumer and the truck and bus side. Sales of these two brands in the consumer replacement segment accounted for almost 60% of overall North American replacement unit sales in 2005. It also worked to improve mix within channels by growing sales of high rim diameter consumer tires and new tire products aimed at the truck and bus market. Due to the continuing shortage of truck and bus tires, sales in both the replacement and original equipment channels were managed to ensure that original equipment contractual commitments were honored. Truck and bus replacement unit sales decreased slightly in order to achieve this, with the primary reduction occurring in the Dayton brand.

A major objective established for 2005 was a commitment that BFNT would become profitable at the profit-before-tax level. Excluding certain special legal expenses and a one-time charge in connection with the settlement of all outstanding financial issues between the company and the Ford Motor Company, this goal was achieved.

Overcoming challenges

While Bridgestone Americas expects to experience growth in sales across all its business units in 2006, driven by both higher prices and better brand and product mix, significant challenges will include the persistent increase in raw material costs, including natural rubber and crude oil, and the continuing increase in medical and healthcare costs. It will work to offset, in part, these increases with operational efficiencies and better brand and product mix. Unfortunately, these challenges are expected to mitigate the positive contributions derived from the growing market for tires.


Firestone
COMPLETE AUTO CARE
since 1926
Bridgestone Americas' company-owned stores


Nationally acclaimed Drivers Edge safety program in the United States



Bridgestone supplies some of Europe's premium brand cars with its runflat tires

Constantly looking to boost sales across product categories with higher added value

Europe

Performance in Europe was strong in 2005. Unit sales of passenger car and light truck tires increased in the original equipment and replacement sectors. Sales of snow tires and high-performance tires were particularly robust. Unit sales of truck and bus tires also increased, led by growth in the original equipment sector.

Flat market demand in car tires was a key trend in Europe in 2005. A drop in summer tire demand was offset by an increase in winter tire demand. In truck and bus tires, the European replacement market demand fell by almost 4%. Production of passenger cars in Europe was 1% below the previous year but new registrations were in line with those of the previous year.

Despite difficult market conditions, Bridgestone Europe NV/SA (BSEU) was able to increase net sales by 10% versus the previous year, reflecting an increase in unit volume plus price and product mix improvement. Operating income, however, declined 6% due to the negative impact of higher raw material costs, which could not be fully compensated by increased selling price or improved mix.

Sales of Bridgestone brand car tires were strong in both original equipment and replacement markets. Original equipment approvals increased in high performance and runflat segments, and increased original equipment fitments in recent years have acted as a catalyst to create higher demand for Bridgestone brand tires.

Constantly improving

During the year, we invested in Technical Centre Rome (TCE) by expanding that facility through the addition of new testing machines and the latest tire building machinery in a pilot plant setting. The nearby New European Proving Ground was opened in 2004 and will be further developed to include wet skid pad circles, a groove wandering lane, and other new surfaces by 2006.

In June 2005, the first purpose-built Training and Communication Centre was inaugurated in Aprilia, near

Rome, Italy. This centre is being used by the new European Training Division to provide training and development to staff and customers.

Ground preparation progressed well on the site of the next European Passenger Tire plant. Located near Tatabánya in Hungary, the plant will start production in early 2008 using Bridgestone's revolutionary new BIRD production system. BIRD (Bridgestone Innovative and Rational Development) is the first tire production system that automates the entire manufacturing sequence from the processing of materials to the inspection of the finished tires. Meanwhile, production capacity was increased at our plant in Poland.

Towards enhanced performance

Key objectives during 2005 were to increase market share in all product groups, and to improve the product mix by selling a greater volume of higher value tires. The strategies to achieve these goals included improving our channel base in the replacement tire sector with increased numbers of company owned stores and expansion of the franchise networks, First Stop and Truckpoint. In the original equipment sector, BSEU worked to improve sales mix by introducing new products and expanding sales to large fleets. These efforts were supported by innovative promotion and brand building activities.

BSEU also sought to create a system that ensures greater efficiency in logistics. To this end, the Brussels headquarters has taken on the role of integrated management of inventory, which was previously handled by each sales company independently. Efforts were also made to reduce costs through more efficient physical logistics.



First Stop "Model store" in Zaventem, Belgium



Think Before You Drive campaign



New European Proving Ground

Elsewhere, efforts were made to increase brand awareness of and trust in the Bridgestone brand. During the year, a global safety campaign was initiated in Europe in collaboration with the FIA Foundation. The campaign, titled "Think Before You Drive," is focused on raising the awareness of motorists of various road safety issues including correct tire maintenance. It was promoted strongly at several high profile events including Formula 1 Grand Prix, and is scheduled to continue for 3 years.

Looking ahead

All tire manufacturers are affected by the increasing cost of raw materials. BSEU's biggest challenge is to offset these increases with operational efficiencies and better brand and product mix. Unfortunately, the rising raw material costs are expected to mitigate the positive contributions derived from the growing market for tires. At the same time, while maintaining or enhancing quality, cost cutting measures are being taken both in manufacturing and distribution areas.

The European market is forecast to grow slightly in 2006, and BSEU expects to increase its sales in both original equipment and replacement markets. As the tire market in Europe is highly advanced, consumers demand a high level of performance and quality in their tires. In line with these needs, emphasis will be placed on boosting sales of high-performance tires and premium original equipment tires. By doing so, Bridgestone can prove its technological prowess to the market while also boosting brand awareness. As a result of these activities, Bridgestone expects an increase in demand for Bridgestone brand tires and consequently increased sales in the European market on the whole in 2006.



Demand for off-the-road tires has skyrocketed

Taking advantage of emerging markets around the world with unrivalled quality

Other regions

Sales in other regions increased over the previous year, particularly in the oil-producing nations and the BRICs (Brazil, Russia, India and China). The Bridgestone Group includes factories in all of BRIC countries except Russia, and this global production system provides a strong foundation to expand sales by meeting local customer needs.

In line with expectations, between 30~40% growth was posted in the Chinese market despite mounting challenges there. Bridgestone has stronger sales momentum than market growth, especially in the truck and bus tire market. In order to serve the fast-growing Chinese demand, Bridgestone plans to begin operation of the new plants in Huizhou in China's Guangdong Province in 2007: one to produce radial tires for trucks and buses and the other to produce steel cord for these tires. Bridgestone has also opened a steel cord plant in Shenyang, China. This plant began producing steel cord for truck and bus radials in August 2005. Production capacity is expected to reach 70 tons per day by the end of 2007.

Elsewhere, the F1 race in Shanghai was held for the second consecutive year, boosting awareness of the Bridgestone brand.

Also, in response to growing global demand for truck and bus radial tires, the Chonburi Plant in Thailand will expand production capacity for these tires. The company began construction of the new buildings during 2005, with an eye to increasing daily production capacity to a total of 7,500 tires by the first half of 2008.

Plans for 2006

Moving ahead, remaining challenges for the Chinese market include enhancing the sales channel for replacement tires and introducing new products that exploit Bridgestone's competitive edge in technology and meet the demand growth. Bridgestone also seeks to expand its original equipment business in passenger car tires so as to establish a solid brand presence in the market.

Another area of attention is how to best utilize the raw materials China has to offer. This requires a clear evaluation of several material makers. In July 2006, Bridgestone will begin operations at a new technical center in China which will drive speedy R&D to ensure the supply of excellent quality raw materials to the company's production facilities in China. Bridgestone will also start construction of a new synthetic rubber plant in China in Huizhou, Guangdong province, with operations expected to start in the first half of 2008. Annual production capacity of around 50,000 tons at full capacity is expected. This new factory will be built to meet growing demand in Asia as well as that required for the Chinese market.

In order to strengthen its local research and development capabilities, Bridgestone also plans to establish a new proving ground in China, set to open in 2007. It will enable the swift production of original equipment and replacement tires for the Chinese market. This facility will also be utilized for local sales promotion activities and training for people both inside and outside the company.

Sales in oil-producing nations have been steady owing to rising oil prices. Another key reason for the strong performance is the improvement in operations at the local level. Bridgestone intends to further expand sales in these nations in the coming year. Meanwhile, the company realized double-digit growth in Russia in 2005 with around 1 million units sold. Plans are to drive further growth there in 2006.

Elsewhere, demand has been growing globally for off-the-road (OR) tires, so much so that there is a shortage of production and manufacturers. In response, Bridgestone has begun construction of a new building at its Shimonoseki Plant to boost production capacity of OR (mining) radial tires, with completion scheduled for the end of 2006. Plans are to expand capacity by 20% by the start of 2008 relative to current levels. Bridgestone will also increase production of small and medium OR radial tires for construction machines at its Hofu Plant by the middle of 2006.


A plant in Thailand supplying its tires to domestic and overseas markets




PERFORMANCE CLUB
Above: Part of the China sales channel
Below: A Bridgestone tire shop in India


BRIDGESTONE
沈阳 钢丝帘线
Opening ceremony at the new steel cord plant in Shenyang, China

Diversified products

Bridgestone's diversified products segment consists of various products of the company's chemical and industrial business unit, the diversified products business of Bridgestone Americas, bicycles and sporting goods.

In this segment, Bridgestone's operating income in fiscal 2005 increased 26% over the previous year, to ¥45.9 billion, while sales rose 10% to ¥564.8 billion. Business was especially strong in the building materials operations in the United States and in precision components for office equipment in Japan.



High-pressure hydraulic hoses

At the forefront of industrial products since the 1930s

Chemical and industrial products

Over the past few years, Bridgestone has aggressively implemented a policy of concentration and selection in the chemical and industrial products business, which has led to positive results despite increasing raw material costs. Sales in this segment in 2005 continued to grow over the prior year, while operating income actually exceeded the growth in sales.

Bridgestone also worked to enhance cost competitiveness and to create the optimum supply system in Japan and overseas. To this end, production was increased in China, while the spectrum of products manufactured at the Yokohama Plant was narrowed to those items mandated for production in Japan by the Japanese authorities. This has resulted in lower costs, consistent quality and improved supply efficiencies. Further, although competition is fierce in China for antivibration rubber, seat pads, fenders, rubber tracks for farming equipment and hoses due to the number of manufacturers, Bridgestone holds a competitive advantage through the use of superior quality materials and facilities.

In China, where the automobile market is growing rapidly, Bridgestone strengthened production capacity during the period by starting operations at a plant for automotive antivibration rubber in Changzhou, Jiangsu, and at a plant for urethane foam for car seats in Guangzhou, Guangdong. Meanwhile, Bridgestone is building a plant in Poland for the production of rubber tracks to meet rising demand brought about by growing demand for construction vehicles worldwide. Operations there are expected to get underway in 2006.



Antivibration rubber products



Multi-rubber bearings

Facing challenges

Relative to the tire segment, diversified products are still a small portion of Bridgestone's profit portfolio, but it is growing. Besides enhancing basic technologies for the purpose of generating new products, attention will be shifted to research and development to further growth.

In the coming years, Bridgestone expects steady growth in the following two key areas: safety and the environment. In safety, Bridgestone has been a market leader for many years in multi-rubber bearings. These types of rubber products, when installed under a building, help to minimize vibration during an earthquake. In line with heightened awareness towards the need for quake-resistant structures in Japan, demand for multi-rubber bearings is projected to rise significantly in the near future.

A key Bridgestone product for the protection of the environment is EVA (ethylene vinyl acetate) film, which is used as an adhesive film for solar modules to keep the deterioration of the solar panel to a minimum. Photovoltaic power generation is becoming increasingly important as a form of clean energy, and accordingly, demand for solar modules has skyrocketed worldwide. In response, Bridgestone expanded production capacity for EVA film to 800 - 1,000 tons a month at the Iwata Plant during 2005.

The development of non-CFC heat insulation materials is another area aimed at environmental protection. Because the materials do not contain CFCs, demand for these products is expected to increase significantly in the coming years.

Performance at Bridgestone Americas

The diversified products business in the Americas is made up primarily of roofing and building materials, industrial air springs, fibers and textiles, and synthetic rubber and polymers. Bridgestone Americas is the market leader in rubber roofing material, as well as air springs, in the North American market. Having completed construction of the Polish air spring plant, Bridgestone Americas is now poised to embark on growth in the European market. Other efforts include developing a market presence for air springs in China and Latin America. While its fibers and textiles are sold primarily inter-company to BFNT, some of these products are also sold to third parties, and company textiles have been used in products as diverse as backpacks and tents for use in the desert.

Sales at Bridgestone Americas diversified products companies continued their strong growth over the prior year. Both the roofing and polymers businesses enjoyed strength in their market segments, and the roofing business expanded its product offerings into metal roofing during 2005. Increased prices helped offset the impact of rising raw material costs which affected these businesses as well.

The roofing business expanded its product offerings in 2005 to include metal roofing, and the industrial products business (primarily air springs) is primed for considerable growth in the European market.

Based on current circumstances, Bridgestone Americas expects sales in its diversified products businesses to continue to grow, on the strength of both volume and price increases. These businesses will evaluate and implement all appropriate countermeasures if the increases in raw material costs cannot be mitigated through cost-cutting measures and increasing operational efficiencies.

Bridgestone is currently striving to maximize synergies with BFS Diversified Products (BFDP) and these efforts are starting to bear fruit. As an example, BFDP has been receiving orders from sales companies in Japan for roofing materials. Bridgestone and BFDP have been exchanging technologies in various areas such as antivibration rubber and air springs.

Bicycles

The bicycle industry continues to face tough conditions. Although the volume of imports from China levelled off for the first time in years, the proportion of imports still remained high as domestic production fell well below the previous year. An increase in accidents partly caused by the rise in imports of cheap, poor quality products prompted the Japan Bicycle Association (JBA) to issue a regulation in 2004



The new safety-conscious bicycle for children called Angelino

One step ahead of the rest with a sophisticated range of bicycles and sporting goods



Bicycle taxi used at the World Expo in Aichi

recommending that all imported bicycles comply with the Bicycle Association Approved (BAA) mark. Although there are differences between manufacturers, improvements are being made. In line with the new product changeover, Bridgestone Cycle has adapted almost all of its bicycles to comply with the BAA standards. Sports-type bicycles will be modified once JBA has issued pertinent standards for them.

Sales of domestically produced electric powered bicycles and gear-speed bicycles exceeded the previous year, driving domestic sales of high quality products. Meanwhile, an increase in the average price of bicycles helped boost sales beyond initial forecasts. Sales of sophisticated, high-value-added bicycles progressed in line with plans, but intensifying competition stifled sales in low-end items.

Goals, strategies and progress

Product strategies during the period included: consolidation of basic products, cultivation of identified demand and creation of new demand. These were complemented by sales promotion strategies to enhance spring demand, reinforce internet advertising and build a more sports oriented image.

All three product strategies have developed in line with plans. Bridgestone released Angelino, the new safety-conscious bicycle for children, in February after careful analysis to ensure the ultimate in child safety. The company also enhanced the high-demand Abios, a new concept sports bicycle for adults. Other fashion-conscious bicycles such as Veltro and Vegas have also been developed.

In terms of sales promotion strategies, Bridgestone introduced a spring campaign for the Albelt bicycle, with excellent results. A major advertising campaign for Angelino conducted on the internet helped to generate a marked jump in sales. Various victories for teams using the Bridgestone Anchor bicycle both in Japan and overseas strengthened its sporty image.

New technologies

After many practical tests and scientific analysis, Bridgestone devised the Angelino bicycle with a child's safety foremost in



Left: Bridgestone golf test course in Chichibu
Right: Ai Miyazato uses Bridgestone's sporting goods

mind. Besides the Super Angel Seat for extra security and comfort, the user can lock the handle bar with a lever without releasing the hands from the handle bar.

The electric powered bicycle Assista, which runs on lithium ion batteries, has appealed to a wide range of consumers. Not only is it small and light, but it can operate for long distances without stopping. The bicycle was offered as a "taxi" at the World Expo in Aichi, displaying Bridgestone's technological prowess.

Moving ahead

Bridgestone aims to increase profits and market share in the bicycle segment by developing new technologies and expanding sales of high-value-added products. Elsewhere, Bridgestone intends to boost production capacity at its factory in China to reinforce its global production system. New businesses marked for development include one for cubic parking spaces.

A new "demand creation" project will be initiated to enhance sales of key bicycles such as Albelt and Lococo, which are already very popular. Efforts will also be made to expand sales of Veltro and Vegas. For electric powered bicycles, Bridgestone aims to improve its staying power through the development of an "auto-eco" feature. Bridgestone will also promote various safety related products such as a child helmet and seat to boost sales.

Sporting goods

In 2005, the market for golf products continued to be very competitive, with Bridgestone posting negative growth of around 5%. Nevertheless, golf subscriptions have been on the rise since October, a reflection of a brightening economy, which is expected to have positive effects for the company. The tennis market has remained relatively unchanged from the previous year, down 1%.

Overall sales in this segment exceeded the previous year by 6% amid a contracting market. The new X series clubs and the V-iQ series continued to sell well, and Bridgestone maintained its top market share position with X-01 balls. Market share gains were also posted with the newly released SuperNEWINGiv330. Sales of golf shoes, which give the user extra poise to hit the ball further, grew while Bridgestone further promoted the TOURSTAGE brand of apparel with successful results. Two sales companies in East and West Japan were consolidated during the period to boost sales efficiency, which has given Bridgestone a competitive sales advantage over its rivals.

Review of 2005 goals

Bridgestone set several goals for 2005 and implemented a series of programs aimed at achieving them. Objectives included: reinforcing the number one market share position in premium golf balls in Japan; becoming the top golf business in Japan; increasing profitability in the sports supplies business; restructuring the tennis business and U.S. golf operations; providing high quality products that meet needs in a timely manner; and increasing sales and market share through pre-emptive action.

Sales surpassed the previous year by 2% and targets were cleared. Bridgestone also captured top position in the industry in terms of product appeal and sales capability. This brought the company one step closer to being outright leader in the field. However, restructuring efforts in U.S. operations need to be accelerated, aiming for completion next fiscal year.

Future objectives

Bridgestone has outlined certain objectives to achieve in the coming year: to be number one in all price ranges of golf balls in Japan; to secure top market share in clubs in Japan; to boost profitability of sports supplies and expand into peripheral areas; to balance income and expenditure in the tennis business and work towards business expansion; and to complete restructuring and expansion of U.S. operations.

Prospects for the golf market appear bright. To take advantage of this, Bridgestone aims to outstrip the competition by introducing a variety of new clubs such as the V-iQ and the TOURSTAGE v10 ball.

Beginning in 2006, Ai Miyazato will participate in the U.S. LPGA tour and will use Bridgestone-made products exclusively. With such a well-known golfer using Bridgestone products, Bridgestone can further boost appeal in the U.S. market. The Bridgestone Group will also support worldwide top-class events such as the World Golf Championships Bridgestone Invitational.

Research and development (R&D)

Bridgestone Corporation and its subsidiaries' mission of "serving society with superior quality" mandates an unending quest to create better products, materials, technologies and production methods to fulfill ever-changing customer requirements.

The Companies conduct R&D activities on a global basis to serve local and regional market needs. Major technical centers, including proving grounds, are located in Tokyo (Japan), Akron (USA) and Rome (Italy). Another major technical facility in Wuxi (China) is due to commence operations in mid-2006.

Research and development expenditures for the Companies in 2005 totaled ¥79.4 billion ($673 million), a figure equivalent to 3.0% of net sales.

Tires

R&D programs in the tire segment share the fundamental aim of creating tires that deliver higher added value. Besides seeking performance gains such as increased grip or durability, the Companies also strive to develop tires that are safer, more economical, or simply easier to use and maintain. Reduced environmental impact is another key goal - one that involves R&D efforts targeting not just products, but also the technologies and processes involved in all aspects of a tire's life cycle, from raw material sourcing to production, use and disposal.



Development of Playz tires in progress

During 2005, the Company launched the Playz PZ-1 range of passenger car radial tires in Japan. This series is the first product line to be marketed under the Playz brand, whose name is a word-play on the concept of *raku* in Japanese, which means simple, easy and effortless (as well as fun). The tires feature an original asymmetrical design built into both the tread pattern and the shape. This structure enables the tires to easily accommodate even slight differences in the height of the road surface, such as undulations and small bumps. The result is a smoother ride and greater steering responsiveness.

In Europe, the Company completed the commercialization of the Bridgestone Support Ring runflat system. This system keeps a tire functioning after loss of air pressure so that the vehicle can continue driving safely for specified speeds and distances. The support ring consists of a lightweight metal and rubber structure to provide flexible support for the tire. In the event of air loss, the core ring can support the vehicle and fix the tire bead to the rim of the tire. The system is suitable for passenger vehicles with high-profile tires, such as sport-utility vehicles (SUVs). Toyota Motor Corporation is taking delivery of these runflat tires for use in the latest European version of its RAV4 model.

In the commercial vehicle sector, the Company completed development of the ECOPIA M812 tire series for light-duty trucks and buses. This tire features a modified profile and specially developed tread rubber, both of which help to improve fuel economy as a result of significantly lower rolling resistance. The tire is being marketed in Japan.



The BIRD production system

Other R&D programs focus on the development of advanced tire production technology. The BIRD system, which automates the entire sequence of tire manufacturing, from processing raw materials to the inspection of the finished tires, has now been introduced at the Hikone Plant in Japan. Plans also call for its use in the Companies' new production facilities in Mexico and Hungary. This technology promises to boost the Companies' ability to supply high-quality tires with greater productivity and flexibility.

Research and development expenditures for the tire segment in 2005 totaled ¥65.2 billion ($552 million).

Diversified products

R&D activities in this segment cover a diverse range of applications, the one constant being the desire to create products that generate higher value in the form of greater customer satisfaction.

Chemical and industrial products

The Company succeeded in commercializing a new type of optical film for filters used in plasma display panel (PDP) televisions. By converting the conventional bilayer into a monolayer, this new product helps to reduce the overall weight of the final consumer appliance.

In the construction machinery sector, the Company launched an improved rubber track model for tracked equipment. The innovation in this case was the development of a joint-less manufacturing technology for rubber tracks, which results in significantly more durable tracks with a longer product life.



Discussing possible new chemica products at the Yokohama Plant

The Company developed a new mass-production technique for the urethane foam padding used in car seats based on using different densities of urethane foam in a single, simultaneous fabrication process. This improved production method yields foam padding that is lighter but just as firm, resulting in energy savings without any loss of comfort for passengers.

Sporting goods

In golf, Bridgestone Sports Co., Ltd., a subsidiary of the Company, developed the 330 series of dual-dimple balls, which reduce aerial drag while maintaining lift, and the iV330 series, which feature a high-capacity energy core to magnify the effects of club head speed. Another innovation that promises to help golfers achieve greater distances with their shots was the Tour Stage X-DRIVE club, which uses an active drive design to facilitate a wider strike angle and low-spin trajectory.

Bicycles

In the non-sporting sector, Bridgestone Cycle Co. Ltd., a subsidiary of the Company, developed a new bicycle model with electrically operated drive assistance. Electrically power assisted bicycles using lithium-ion battery power packs result in weight savings and greater endurance via the assistance function. In the sporting sector, Bridgestone Cycle developed the Anchor RFX8, a model that is well suited to comfortable long-distance biking due to its lightweight carbon fiber frame. A flexible three-piece structure also accommodates different sizes.

New R&D areas

The Company is investing in new technologies and products based on nanotechnology. A prototype testing facility has now been completed for development of Electronic Liquid Powder, a unique Bridgestone technology that has great potential in low-power rewritable electronic display modules, such as price tags.

Research and development expenditure for the diversified products segment in 2005 totaled ¥14.2 billion ($121 million).

Corporate governance and compliance

Governance ethos and structures

The core aim of corporate governance at the Companies (Bridgestone Corporation (the "Company") and its subsidiaries) is to ensure that the Companies fulfill the founding mission of "serving society with superior quality." The guiding principles of the Companies' philosophy are set out in the Bridgestone Way. Corporate governance and compliance structures function to enable senior management and the Companies' employees to make decisions that adhere closely to these principles. Since the Company views corporate governance as a key element of its corporate social responsibility, these structures are reviewed and upgraded continually to aid mission fulfillment. Internal control mechanisms adopt a centralized structure based on regulations governing business policy administration and the extent of company and division duties.

Separation of oversight and operations

Responsibilities for management oversight and operational management are clearly separated at the Company. The Board of Directors is the senior body with the power to make top-level business decisions and to set policies and strategy for the Companies. Its actions are overseen by shareholders through the General Meeting of Shareholders and are subject to internal audit by the corporate auditors. As of March 30, 2006, the Board of Directors had ten members.

Responsibility for operational management resides with corporate officers. These executives manage the Companies' operations in different business sectors and geographic regions in accordance with policies established by the Board of Directors. The number of corporate officers was 30 as of March 30, 2006.

Board and senior management structures

Nominees for executive appointments and executive remuneration packages for all directors and corporate officers are determined by the Directional Personnel Compensation Committee. Selected directors, corporate officers and divisional heads serve on this committee. Matters considered and reported by this committee are subject to deliberation and decision by the Board of Directors or the Board of Corporate Auditors. That helps ensure transparency and objectivity.

The Executive Committee is a senior management body that acts in a consultative and deliberative role for the Board of Directors. It is chaired by the President and is composed of several directors, corporate auditors and corporate officers. Meeting regularly, it is a forum for making business decisions that do not merit full Board consideration and for discussing a wide range of operational issues.

Internal and external audit functions

As of March 30, 2006, the Board of Corporate Auditors had six members, including three outside auditors. No outside auditor was in the employ of any part of the Companies. The six members of the Board of Corporate Auditors oversee the actions of directors by attending important executive meetings, by listening to the status of operations, by reviewing key business documents and by visiting business offices for auditing. The corporate auditors also meet to exchange opinions with the Chairman of the Board as well as with the executive auditors in major domestic subsidiaries. A dedicated support staff unit was established in January 2006 to assist the corporate auditors in the execution of their duties.

Each of the Company's divisions and major subsidiaries have their own internal audit representative. In January 2006, the Company established an independent central function reporting directly to the CEO to oversee internal audits. This division employed nine people as of March 30, 2006, and the Company plans to expand its capabilities going forward. Conducted on an annual basis, internal audits target each function, business division and major subsidiary, both in Japan and overseas.

The Companies' financial accounts are also subject to the approval of an independent audit, which is carried out by professional external auditors.

Corporate ethics

The Companies have a strong, cohesive philosophy that emphasizes the prosperity that derives from making a valuable contribution to the lives of shareholders, consumers, employees and other stakeholders. A set of guiding principles, known as the Bridgestone Way, encourages employees to strive to create high-quality products and to provide world-class service in the greater cause of contributing to society.

Compliance system and structures

Sound business ethics is a core emphasis of the Bridgestone Way, with its call to "understand and honor fully the ethical values, moral practices, legal regulations of every nation and region." The Company has established internal compliance structures to facilitate oversight of ethical performance and to promote ethical behavior by all employees.

A Chief Compliance Officer (CCO) is the senior executive with responsibility for operation of the compliance system at the Company. Assisted by a full-time staff, the CCO establishes and reviews compliance guidelines, and manages the dissemination of this information throughout the Company. Chaired by the CCO, the Compliance Committee oversees compliance-related issues, including reporting of any compliance violations and implementation of remedial measures or related system improvements.

Compliance activities

Training and programs to boost awareness are a major part of compliance activities. Specific compliance training courses are held regularly for corporate officers as well as promoted managers and recent hires. Efforts to raise awareness include poster campaigns and the "Compliance Handy Card," a pamphlet containing guidelines and practical advice that is distributed to all employees. The newly published compliance casebook is also available for internal distribution in Japan.

The Company has established compliance-related "hotlines" both inside the company and through an outside law firm. These supplementary mechanisms provide confidential channels for anyone in the Company to report compliance violations or related information without prejudice to their career. The aim is to ensure that any unethical behavior is detected soon and addressed quickly, fairly and appropriately.

The Company formulated internal guidelines on the protection of personal data in response to the comprehensive privacy law that came into force in Japan in April 2005. Privacy training and awareness programs are ongoing.

A Chief Risk-Management Officer, concurrently the Company's President, has ultimate responsibility for the Company's risk management system. A risk management committee answers directly to the Chief Risk-Management Officer. This committee takes actions to prevent the advent of potentially critical situations. It is also charged with formulating business resumption plans aimed at restoring operations as quickly as possible in the event of any disruption that may have a major impact on the Company's business.


General Meeting of Shareholders
Board of Corporate Auditors
Corporate auditors (6)
(Includes 3 outside auditors)
Audit
Board of Directors (10)
Inquiry and report
Corporate Auditors' Office
Directional Personnel and Compensation Committee
Management and auditing
Business execution
President
(concurrently Chief Risk-Management Officer and member of the board)
Executive Committee
Internal Auditing Office
Risk Management Committee
Internal audit
Corporate Officers
(Includes those serving concurrently as members of the board)
Chief Compliance Officer
Operating and management departments
Compliance Committee

As of March 30, 2006

Corporate social responsibility (CSR)

Corporate social responsibility (CSR) refers to the need for organizations to consider the environment and social fairness in all corporate activities and to be accountable to its stakeholders (shareholders, customers, employees and local communities). The Companies must therefore aim to improve their performance from economic, social and environmental standpoints.

Founders' philosophy

In 2001, the Company formulated a new corporate philosophy known as "The Bridgestone Way" in order to codify the company credo - "serving society with superior quality" - championed by the company's founder, Shojiro Ishibashi.

The Bridgestone Way exemplifies the "Spirit" that each of the Companies' employees should always aim for and the "Mission" the Companies have assumed. At the core of this Spirit is a fervent desire to take pride in earning the trust of customers and other stakeholders. The Companies strive to make life safer, more fulfilling and more enjoyable by delivering high-quality products. The ultimate goal is to become a company that "can take pride in having earned the trust and affection of all."

"Serving society with superior quality" remains the unchanging undertaking of the Companies. The Companies pursue the ultimate in quality in all their corporate activities, not just in terms of product, service and technology. And it is people that are the driving force behind this endeavor, which is why the Companies constantly seek to maximize the potential of each individual. As a global corporation with responsibilities to fulfill, the Companies actively communicate with local communities to gain approval for business activities, while working to contribute to the development of society as a whole and to the protection of the environment.

Management stance

Among other things, the Bridgestone Way summarizes the commitments that the Companies make to their stakeholders and describes seven core emphases that epitomise the way that they do business.

1. Focus continuously on the future and pursue continuing growth in corporate value.
2. Be fair, honest and open in our corporate management.
3. Understand and honor fully the ethical values, moral practices, and legal regulations of every nation and region where we operate.
4. View ourselves though the eyes of our customers and adapt our approach responsively to exceed their expectations.
5. Build positive momentum by nurturing capable, motivated employees who, in turn, will foster a stronger company.
6. Take our future into our own hands by leading our industry in introducing innovative new technologies.
7. Maximize our collective strength by sharing information freely and promoting cooperation among divisions and companies in the Bridgestone Group.

Our pledge to stakeholders

The Companies have outlined a series of specific commitments to all those with an interest in the Companies.

To the community:

- Bring added benefit to the community through support for cultural activities and other public-interest undertakings.
- Be proactive in working to protect and improve the global environment.

To customers:

- Contribute to continuing advances in the fundamentals of safety and in other basic elements of the quality of life.
- Convey our passion to customers through innovative and exciting new kinds of value that capture the imagination.

To shareholders:

- Maximize shareholder value through continuing growth in sales and earnings over the long term.
- Fulfill our accountability to shareholders, and distribute earnings to them through reasonable and stable dividend payments.

To business partners:

- Concentrate on advancing mutual interests through close communication in all dealings with partners.
- Identify issues of common concern and work together on improvements to resolve those issues.

To employees:

- Honor individuality, and provide a safe and stimulating workplace environment.
- Provide opportunities fairly to all employees, and evaluate their performance on the basis of effort, as well as results.

Specific actions

The Company undertakes a variety of programs aimed at fulfilling its commitments to society and stakeholders.

(1) Environmental protection activities

As one measure to prevent global warming, the Company has been installing co-generation systems at production facilities in Japan to cut carbon dioxide (CO_2) emissions. Installation has already been completed at nine of these plants.

In 2005, the Company's head office, technical centers and all offices associated with its domestic plants received ISO 14001 certification, an internationally recognized standard for environmental management. The creation of a global environmental management system called TEAMS (Total Environmental Advanced Management System) was a key factor in attaining the qualification. All of the Bridgestone Group tire plants in the Americas have achieved ISO 14001 certification as well.

Further, all 15 of the Company's production facilities in Japan had achieved ultimate zero emissions by the end of July 2005 (ultimate zero emissions status is achieved when a resource recycling agreement has been concluded with the processing company for each item of waste generated at the plant).

Company-wide, 11 of the Company's production companies and 26 plants had achieved zero emissions by the end of June 2005 (zero emissions here refers to when the volume of waste sent to landfill from a facility is no more than 1% of the total volume of waste generated by that plant).

In addition, environmental impact-reduction measures are coordinated and managed on a regional basis in Japan, the Americas and Europe. The three regions hold an annual environmental conference to share information on eco-related topics and to discuss ways of accelerating the progress made at the global level.

(2) Quality assurance activities

The Action Quality Spiral-up The 21st Century (AQS21) program, which incorporates the concept of Six Sigma quality, was initiated by the Company as a means to enhancing quality throughout the group. All employees in Japan are involved in the program, including top managers, administrators and supervisors. Through this program, the Company can strengthen its customer information infrastructure based on quality, which can be a very important resource in the manufacturing industry, and thereby continuously deliver satisfaction and inspiration to customers.

In addition, the Company has established a quality management system that complies with ISO standards for quality assurance set by the International Standards Organization as well as with quality assurance requirements inherent in the automobile industry.

(3) Shareholder value

Besides strengthening operating foundations with a view to propelling future business expansion, a key policy of the Company's management is to constantly improve business performance in order to deliver suitable returns to shareholders.

The Company is quick to disclose easy and comprehensible information for shareholders, investors and financial analysts both in Japan and overseas.

(4) Fair trading

The basic policy of the Company's procurement department is to ensure that every employee, as a representative of the Company in all trading activities, complies with pertinent laws and regulations, acts in good faith and with fairness, and maintains a healthy relationship with business partners.

Social contribution activities

Company-wide


Relief efforts to Indian Ocean tsunami were made in various ways

Contributing to the welfare of the community is a critical ethical value of the Companies (Bridgestone Corporation (the "Company") and its subsidiaries). The Companies worldwide encourage and support active participation in the community, including sponsorships of various cultural, educational and sporting events, as well as support of numerous charitable organizations across the globe.

On behalf of the group worldwide, the Company donated approximately ¥100 million via the Japan Red Cross in support of relief efforts for survivors of the Indian Ocean tsunami which struck at the end of 2004. Subsidiaries in Indonesia, Malaysia, India and Australia also made contributions to local relief efforts, as did their counterparts in other nations. Donations were also made by individual employees and by the Companies' sales outlets.

The Companies donated more than $1 million to the American Red Cross Hurricane Katrina response, and more than 2,200 company-owned retail stores across the United States offered their customers a way to lend a helping hand by serving as collection points for donations. The Company donated $900,000 and Bridgestone Americas Holding, Inc. contributed $100,000. In addition, consumers contributed to relief efforts at the more than 2,200 Firestone Complete Auto Care, TiresPlus, ExpertTire and GCR Tire Centers locations, which were designated Red Cross Official Cash Donation Sites. Bridgestone Golf Inc., a U.S. based subsidiary of Bridgestone Sports Co., Ltd., also donated $10,000, as did Firestone Polymers Company.


The "Think Before You Drive" campaign has been promoted globally

A global "Think Before You Drive" campaign launched in 2005 by the FIA Foundation and the Company promotes simple, understandable road safety messages to drivers and car users, focusing on activities such as seat belt and child seat usage and regularly checking tires, which can reduce the severity of injuries in a crash or even help to prevent a crash. Those messages will be promoted in more than 40 countries during 2006, which are in addition to the 20+ countries, including several in Europe and Africa, Brazil and China, running the campaign during 2005. In Japan, as part of its "tire safety project," the Company conducted safety education activities on "tire day" on April 8, 2006, for the third consecutive year. Also in the United States, Bridgestone Americas has taken a leadership role in tire and driver safety education under both the Bridgestone and Firestone brand names. Bridgestone Americas, with the Bridgestone brand, is the presenting sponsor of Driver's Edge, a nationally acclaimed safety program that provides hands-on driver training to teenagers across the U.S. Bridgestone Americas, with the Firestone brand, has launched a comprehensive safety education program featuring legendary racer Mario Andretti.


In Europe, road safety activities took place at parking lots

In terms of environmental activities, the Companies are committed to teaching young people about the importance of protecting the environment for future generations. One program designed to achieving this awareness is an art competition held in Japan for the third consecutive year. The competition asks entrants to create pictures based on an environmental theme. Over 11,200 drawings were collected during the period, compared with about 7,100 the year before. The best 101 pictures were reproduced on the exterior of a fuel cell car delivered to the Company by DaimlerChrysler Japan Co. Ltd. The 3rd Children's Art Ceremony was held on April 4, 2006 in conjunction with Bridgestone Cycle Co., Ltd. and Bridgestone Sports Co., Ltd., with prizes awarded to the top five entries. A similar children's drawing contest has also been launched in Europe, with a road safety theme.

Japan


Fresh water ecological activity at Hikone plant

The Company participates in fresh water ecological surveys at Lake Biwa, Japan's largest lake. The project is undertaken in conjunction with the Japanese charter of the World Wide Fund for Nature (WWF). Individuals and organizations involved in the project share information and exchange ideas aimed at shaping a sound and sustainable ecological balance in the lake. Meetings regarding the state of affairs are being held at the Company's nearby Hikone Plant. Management views this project as a model for stepping up company-wide awareness of the need for environmental protection.

United States

Bridgestone Americas Holding, Inc. (BSAH) and its company-owned stores, Firestone Complete Auto Care, have partnered with Keep America Beautiful since 2002 for the Great America Cleanup, which is the nation's largest annual community improvement and beautification program. Every year, many of our teammates and employees fan out across the country to make local communities cleaner.



Volunteers to help build Habitat Home in the United States

The Bridgestone Firestone Trust Fund is committed to the dreams and visions of individuals who may not have the means to realize them on their own. The fund makes charitable gifts to national, regional and local initiatives which have a special focus on improving the lives of children, investing in education and protecting and preserving the environment. In 2005, many BSAH personnel volunteered their time, talent and resources to support a wide variety of charitable projects and community organizations. In 2005, the fund donated over $3.7 million to a wide variety of programs, including educational purposes such as scholarships; to health and welfare programs, including the American Heart Association; to local civic and community activities, such as the Akron Battered Women's Shelter; and to programs supporting culture and arts, including contributions to various theaters, music centers and ballet groups, among others.

Europe

In 2005, Bridgestone Deutschland G.m.b.H donated 100 sets of Bridgestone winter tires to Johanniter Unfall Hilfe (comparable to the Red Cross in Germany) for use on emergency doctors' vehicles. Not only did this smooth the way for doctors heading to traffic accidents in areas requiring winter tires, it also contributed to the efforts to save the lives of many injured people.


FIRST STOP
REIFEN·AUTO SERVICE

Winter tires offered for emergency doctor's car in Germany

Other regions

The Bekasi Plant in Indonesia is home to a technology-based industrial training school. Established in 1982, the school fosters mechanical and electrical engineering students through courses conducted by eight different professors and a company official. The students are provided with support through providing accommodations, food and some spending money. Over the years, there have been roughly 560 graduates, with 40% of them staying to work for the company. As there are no employment restrictions, the remaining 60% seek work elsewhere. In this way, the company contributes to the development of human resources for Indonesian society.

Since 2002, Thai Bridgestone Co., Ltd. has granted scholarships to less-fortunate students to encourage study opportunities in important fields such as engineering, agriculture and natural resources, which are aimed at driving local development. Elsewhere, a three-year project to build the Rangsit Nature Education Center began in 2005 in conjunction with the Asian Institute of Technology and WWF-Thailand. The location contains many varieties of birds, reptiles and amphibians, making it perfect as a resource center for environmental education through hands-on, experiential learning based on local wisdom, scientific research and technology.



Supporting education activities to neighboring school in Thailand

Bridgestone (Tianjin) Co., Ltd. has been proud to serve as the only sponsor of the Tianjin women's volleyball team since 2000. The team was victorious in the Chinese national women's volleyball league for three successive years from 2002 and was the finalist in 2005. This is a great way for the company to demonstrate how it contributes to society in China.

In Australia, thousands are diagnosed with leukemia each year. While ongoing research works to find a cure, leukemia patients often have more immediate needs - such as transportation. In 2005, Bridgestone Tyre Centres, Bridgestone Australia Ltd.'s retail network of tyres and related vehicle services with more than 250 locations, provided transportation for leukemia patients to and from their homes to receive treatment.


05

Providing transportation for leukemia patient's immediate needs in Australia

Operational risks

The status of the Companies as documented in this report is subject to diverse risks from both operational and accounting perspectives. This section provides an overview of the Companies' risk management system and of the major categories of risk that may have a bearing on investors' decisions.

The Companies' managers are alert to these risks, and systematic efforts are made to prevent or minimize the impact of related adverse events on operations. Nonetheless, the potential exists for unforeseen or unpredictable events related to the risk factors described below to affect the operations, business results and financial position of the Companies. All references to possible future developments in the following text are as of March 30, 2006.

Major categories of operational risk

Demand and macroeconomic conditions

The Companies conduct research and development (R&D), purchasing, manufacturing, logistics, marketing, sales and other functional activities on a global basis. Operating results and financial position are thus subject to trends in demand, interest rates, foreign exchange rates, equity share prices, and other economic variables in different regions. In the fiscal year ended December 31, 2005, the consolidated sales split by geographic region (for external customers only) was 43% from operations in the Americas, 32% from Japan and 13% from Europe. An economic downturn in any of these regions could exert a significant adverse effect on the business results and financial position of the Companies.

The core tire business accounts for approximately 80% of the Companies' net sales. In addition, operations in the diversified products business segment also include a substantial volume of business in automotive products. The operating results and financial position of the Companies are thus heavily exposed to business conditions in the global automobile industry.

Demand for replacement tires in each country where the Companies operate is also a function of national trends in consumer spending, automotive fuel prices, and a range of other local market variables. Any combination of trends that might cause demand for replacement tires to decline, or to grow at a slower rate, could adversely affect the operating results and financial position of the Companies. For example, demand for winter tires (which make a substantial contribution to sales in Japan, Europe and North America) is closely related to seasonal weather trends; lower-than-average snowfall in any of these regions could adversely affect to some extent the operating results and financial position of the Companies.

Legal and regulatory risk

The Companies' operations around the world are subject to diverse national (and, in Europe, supra-national) laws and regulations governing all aspects of business activity, including trade, investment, foreign exchange transactions, anti-competitive practices, and environmental protection. New or revised laws and regulations could limit the scope of business activities, raise operating costs, or otherwise adversely affect the business results and financial position of the Companies.

Examples of legal and regulatory changes that have had an effect on the Companies' tire operations in the past include the prohibition of spiked tires in Japan and the passage of the TREAD ACT in the United States. Legal and regulatory developments have also affected the Companies' diversified products operations, such as prohibitions on the use of chlorofluorocarbons in urethane foam.

The Companies continue to invest to expand operations rapidly in emerging economies in Asia and Latin America, notably China. Unpredictable legal and regulatory changes in these markets could force modifications in investment programs and business plans. These types of legal and regulatory changes could adversely affect the Companies' operating results and financial conditions.

Operational disruptions

Natural disasters, wars, terrorist actions, civil strife, social and political unrest

Globally dispersed operations expose the Companies to a broad range of natural and manmade risks that could constitute force majeure, including natural disasters such as earthquakes and floods, wars, terrorist actions, civil strife, and general social or political unrest. Any such event has the potential to affect the operating results and financial position of the Companies adversely.

The risks of such events disrupting the Companies' operations are more acute in emerging economies in Asia and Latin America, where the Companies are rapidly expanding investment. The greater political and economic volatility of these regions tends to amplify such risks.

The risk of earthquake is particularly high in Japan, where the Companies have numerous key facilities. Management systematically promotes the seismic reinforcement of the Companies' facilities in Japan, based on an order of priority determined from the results of site analyses using seismic diagnostics.

Researchers in the field have long predicted a serious earthquake in the Tokai region to the southwest of Tokyo, where the Companies' facilities include the Iwata plant, the manufacturing operations of Bridgestone Elastech Co., Ltd., and extensive sales and distribution facilities spanning both tire and diversified product operations. For operations in this region, management has instituted seismic reinforcement policies and formulated contingency plans detailing the procedures for responding to a major earthquake and restoring operational capacity as quickly as possible.

Despite such preventive measures, a serious earthquake in this region (or another part of Japan) could disrupt operations, cause damage to facilities necessitating expensive repairs or restoration work, which could adversely affect the Companies' operating results and financial conditions.

Operational disruptions at those plants where production of certain products or materials is concentrated have the potential to cause greater problems due to the increased possibility of a supply interruption, which could result in claims for compensation based on breach of supply contracts, or in an erosion of customers' confidence in the Companies as reliable sources of supply. Any such developments could have a significantly adverse impact on the operating results and financial position of the Companies.

Information Technology (IT) systems failures

The complex operations of the Companies are increasingly dependent on the smooth, round-the-clock functioning of various computing and IT systems. Failure of such systems for any reason, such as a natural or manmade disaster, or through human error, could cause significant operational disruption, with the potential for major adverse effects on performance. The Companies have instituted comprehensive measures to safeguard IT and computing systems and related data, and to upgrade network security on an ongoing basis in order to prevent systemic failures.

Industrial action

Prolonged strikes or other industrial action could cause operational disruptions and thereby adversely affect the operating results and financial position of the Companies. Management strives to minimize the risk of labor unrest by fostering good labor-management relations throughout global operations.

Corporate and brand image

The Companies strive to enhance their corporate and brand image consistently through their global business activities. Systematic efforts are made to ensure compliance with all applicable laws and regulations and to promote the highest ethical standards. Programs are in place across the Companies to prevent industrial incidents, particularly fires and any accidents that could cause occupational injuries, and to respond immediately to any accidents that occur.

Despite such preventive measures, serious ethical lapses or industrial accidents, which are by their nature unpredictable, have the potential to affect the operating results and financial position of the Companies adversely by damaging the image and reputation of the Companies, or by diminishing the general public's confidence in the Companies.

Currency risk

The global distribution of the Companies' R&D, manufacturing, logistics, marketing and sales facilities requires business transactions in numerous currencies. The Companies employ forward exchange contracts to hedge short-term exposure to exchange rate fluctuations between the yen and the dollar, euro and other leading currencies. However, hedging cannot insulate the Companies' operations completely from foreign exchange market trends since these operations include extensive import and export activities worldwide. Fluctuations in exchange rates can thus have an adverse effect on the operating results and financial position of the Companies.

Exchange rate fluctuations also affect the consolidated performance of the Companies fundamentally because results are reported in yen. Changes in currency levels affect the values recorded for sales, expenses, assets and liabilities in all countries outside Japan when translated into yen. In general terms, yen appreciation against other leading currencies tends to depress the financial results, while yen depreciation tends to have a favorable impact.

Competition

The Companies compete against numerous rivals in both the tire and diversified products segments, across the entire product lineup. Competitive price pressures have the potential to affect the operating results and financial position of the Companies adversely. In addition, the Companies face a constant risk of demands for price reductions from large corporate clients.

The Companies strive to maintain profitability in the face of downward price pressures by continually seeking to reduce costs, raise productivity, enhance brand image, develop new markets, and launch new products that provide greater value to customers. However, management cannot guarantee that such efforts will always be sufficient to offset the effects of competition.

The Companies' strategy is based on maintaining a highly competitive technological edge. The Companies target the development and introduction of products equipped with new and advanced technologies, and then aim to persuade customers of the value inherent in such technical advances to secure prices that ensure profits fully offset the costs of development. Fierce competition in various fields can sometimes prevent the Companies from recovering development costs through pricing, which can also have an adverse effect on operating results and financial position.

Product defects

The Companies invest considerable resources in establishing and maintaining high quality standards for all the products that they manufacture and sell. Management is particularly sensitive to the importance of quality assurance in tires and other products intimately associated with human safety. The Companies have honed their collective quality assurance capabilities by upgrading information systems related to product performance, and by establishing systems to provide early warning of any potential safety issues that may arise before they become problems. Nonetheless, such efforts cannot guarantee a zero level of product defects or eliminate the chance of an extensive product recall at some point in the future. Any such defects or recalls could result in customer claims for damages, as well as associated litigation costs, replacement costs and damage to the Companies' reputation. Product liability claims, class-action suits and other litigation pose a special risk in the United States.

Raw materials procurement

Disruption of supplies of raw materials has the potential to affect performance adversely. The Companies use large quantities of natural rubber in tires and other rubber products, most of which is supplied from Southeast Asia. The availability of natural rubber supplies in quantities sufficient for manufacturing purposes is subject to disruption due to natural disasters, war, terrorist actions, civil strife and other social or political unrest, in addition to the threat of poor harvests. Supply shortages or capacity constraints are also a potential problem with other basic raw materials.

The Companies rely on their operations that produce raw materials and on third-party suppliers for important raw materials. Any disruption of activity at those operations or suppliers and any other events that impede the Companies' plants that use those raw materials could adversely affect the Companies' operating results and financial condition.

Increases in the costs of raw materials due to tight supply and other reasons are also potentially detrimental to the operating results and financial position of the Companies. Management cannot guarantee that price rises can always be passed on to customers, or that ongoing efforts to raise productivity will be sufficient to compensate for any sharp increases in raw material costs.

Pension costs

Pension-related costs and obligations are reliant on actuarial assumptions concerning a number of variables, including discount rates and the expected rates of investment return on pension assets. There could be a material impact on the operating results and financial position of the Companies if actual results were to differ significantly from initial assumptions, or if deteriorating conditions in financial markets or other factors were to necessitate a change in the underlying assumptions.

Intellectual property

The Companies treat intellectual property as an important business resource. Systematic efforts are made to employ intellectual property effectively in improving the competitive position of the Companies; to protect intellectual property rights from infringement; and to avoid infringing the intellectual property rights of other parties.

Despite such safeguards, any alleged infringement by the Companies of third-party intellectual property rights could have a negative impact on the use of certain materials or technologies by the Companies and could potentially also trigger the payment of compensatory damages. Any such outcome could have a negative effect on the operating results and financial position of the Companies.

Conversely, if claims by the Companies of intellectual property rights infringement against third parties are not upheld, the Companies could also suffer direct or indirect losses through the diminished differentiation or competitiveness of its products in global markets.

Management's discussion & analysis

Net sales

¥ billion


2,691.4
2001 2002 2003 2004 2005

Currency exchange rates
(annual average rates)
¥


122
125
131
134
137
¥/€
109
118
116
108
110
¥/$
2001 2002 2003 2004 2005

Operating income

¥ billion


213.9
2001 2002 2003 2004 2005

Unless otherwise noted, all figures are taken from the consolidated financial statements and notes. The U.S. dollar figures have been translated at US$1 = ¥118.07, the prevailing exchange rate on December 31, 2005, solely for the convenience of readers. Financial disclosures by Bridgestone Corporation (the "Company") are in accordance with accounting principles generally accepted in Japan ("Japanese GAAP").

Results of operations

Business environment

A prominent trend of the business environment in fiscal 2005 was continued global upward movement in the cost of crude oil and other raw materials. The Japanese economy continued to recover moderately on the back of improving corporate earnings and increases in personal consumption and capital spending. In the United States, despite the impact of hurricanes Katrina and Rita, the economy expanded on the whole as personal consumption and capital spending continued to increase. Economic recovery proceeded gradually in Europe. Strong economic growth continued in China, while other Asian economies also expanded steadily.

Net sales

Net sales increased by ¥274.7 billion ($2.3 billion), or 11% year-on-year, to ¥2,691.4 billion ($22.8 billion), setting a new record for the Companies (the Company and subsidiaries) and its subsidiaries) for the third consecutive year. Sales increased across both business segments (tires and diversified products) and in every geographic segment.

The ratio of overseas sales for the Companies was 72.3% in the fiscal year ended December 2005. The high proportion of sales outside Japan means that fluctuations in currency exchange rates have a significant effect on net sales. In 2005, the depreciation of the yen against the U.S. dollar boosted overseas sales as reported in yen slightly. The average yen/dollar exchange rate in 2005 was ¥110, compared with ¥108 in 2004. Other sources of sales growth in fiscal 2005 included unit sales growth, increases in sales prices and a higher-value product mix.

Operating income

Substantial volume gains in sales helped to partially offset higher operating costs, which were principally related to sharp increases in the prices of raw materials, as well as higher depreciation and amortization. Operating income increased by ¥16.2 billion ($137 million), or 8 %, to ¥213.9 billion ($1,811 million). The operating margin declined by 0.3 percentage points, from 8.2% to 7.9%.

Operating income margin

(% of net sales)

FY	2005	2004	2003	2002	2001
	7.9	8.2	8.0	8.2	5.5

Performance by business segment

The tire segment includes tires for automobiles, motorcycles, commercial vehicles, aircraft and construction equipment, as well as tubes, wheels, related accessories and automotive maintenance services.

Including inter-segment transactions, in the tire segment, the Companies' operating income in fiscal 2005 increased 5% over the previous year, to ¥167.9 billion ($1,422 million), while sales were up 12%, to ¥2,156.8 billion ($18.3 billion). The earnings contribution from this sales growth partially offset the adverse effect on earnings of rising raw material costs. The Companies worked to maximize their sales momentum by introducing appealing new products worldwide, increasing marketing efforts and improving product mix. Strong demand in overseas markets also contributed to the sales growth.

The consolidated net sales contribution from the core tires segment has remained at or close to the 80% level for the past several years.

The diversified products segment includes functional chemical products, a wide range of industrial items, sporting goods and bicycles. Many of these products are made from rubber or rubber-derived materials.

Including inter-segment transactions, in the diversified products segment, the Companies' operating income in fiscal 2005 increased 26%, to ¥45.9 billion ($389 million) over the previous year, while sales rose 10%, to ¥564.8 billion ($4.8 billion). Business was especially strong in the building materials operations in the United States and in precision components for office equipment in Japan.

Sales of tires
(net of inter segment transactions)
¥ billion


1,687.2
1,797.6
1,836.4
1,928.0
2,156.8
2001
2002
2003
2004
2005

Composition of sales by business segment
(net of inter segment transactions)

(% of net sales)

FY	2005	2004
Tires	**80.0**	79.8
Diversified products	**20.0**	20.2
	100.0	100.0

Performance by geographic segment

Including inter-segment transactions, sales in Japan increased 9%, to ¥1,162.3 billion ($9.8 billion), and operating income increased 5%, to ¥138.3 billion ($1,171 million), despite increasing raw material costs. In the Japanese market, unit sales of tires exceeded levels recorded in 2004, especially sales of winter tires. Unit exports of tires also increased. Precision components for office equipment rose significantly, contributing to sales growth in diversified products.

In the Americas, sales increased 14%, to ¥1,158.0 billion ($9.8 billion), and due to efforts to address increasing raw material costs, operating income increased 46%, to ¥39.0 billion ($330 million). In North America, unit sales of passenger car and light truck tires declined in the original equipment sector but increased in the replacement sector. In addition, unit sales of truck and bus tires increased, led by growth in the original equipment sector. Business improved over fiscal 2004 in diversified and Latin American operations.

Sales of diversified products
(net of inter segment transactions)
¥ billion


446.6
450.2
467.5
488.7
564.8
2001
2002
2003
2004
2005

Sales in Europe increased 13%, to ¥367.0 billion ($3.1 billion), while operating income decreased 11%, to ¥19.6 billion ($166 million) due to the significant negative impact of rising raw material costs. Unit sales of passenger car and light truck tires increased in the original equipment and replacement sectors. Unit sales of truck and bus tires also increased, led by growth in the original equipment sector.

In other regions, sales grew 23%, to ¥497.9 billion ($4.2 billion), stimulated by vigorous marketing. An increase of 19% in operating income to ¥21.0 billion ($179 million) was posted despite the rising cost of raw materials.

Composition of sales by geographic segment
(company location, net of inter segment transactions)

(% of net sales)

FY	2005	2004
Japan	**31.9**	33.7
Americas	**42.8**	41.9
Europe	**13.5**	13.3
Other	**11.8**	11.1
	100.0	100.0

Other income and expenses

Net other income and expenses decreased by ¥4.1 billion ($35 million), to ¥4.0 billion ($34 million). Rising levels of interest-bearing debt pushed up net interest expense by ¥2.8 billion ($24 million), to ¥9.2 billion ($78 million).

The Companies recorded gains of ¥78.6 billion ($665 million) on the return of the substitutional portion of the governmental pension program, and gains of ¥4.3 billion ($37 million) on sale of fixed assets.

A total of $240 million (¥26.5 billion) was recorded as an extraordinary loss during the period as Bridgestone Firestone North American Tire, LLC, a subsidiary which manufactures and sells tires in North America, agreed to pay the Ford Motor Company the amount to settle all outstanding financial issues associated with Firestone's August 2000 voluntary safety recall and Ford's May 2001 tire replacement program. The Companies also recorded losses of ¥4.0 billion ($34 million) in connection with the impairment of fixed assets, and losses of ¥5.9 billion ($50 million) on provision for environmental remediation.

In the previous year, the Companies recorded gains of ¥2.5 billion (¥21 million) on sales of fixed assets and a loss of ¥3.2 billion (¥27 million) associated with a voluntary tire replacement program in the Americas.

Net income

¥ billion



226.9
Diluted net income
per share (¥)
138.9
102.6
51.9
20.2
17.4
45.4
88.7
114.5
180.8
2001
2002
2003
2004
2005

Income before income taxes and minority interests increased by ¥63.7 billion ($540 million), or 35%, to ¥244.6 billion ($2,072 million).

Net income

Income taxes declined 4 % year-on-year to ¥60.3 billion ($511 million), which included the reversal of valution allowance related to defferd tax assets of ¥40.9 billion ($346 million), considering performance with the Americas is on a recovery track. Minority interests decreased by a small amount to ¥3.5 billion ($30 million).

As a result, net income rose by ¥66.3 billion ($562 million), or 58%, to ¥180.8 billion ($1,531 million). The net return on sales improved by 2.0 percentage points, from 4.7% to 6.7%.

Net return on sales

(% of net sales)

FY	**2005**	2004	2003	2002	2001
	6.7	4.7	3.9	2.0	0.8

Financial condition

Assets

Current assets increased 10% compared with the previous year-end to ¥1,315.6 billion ($11.1 billion). An increase of ¥70.1 billion ($594 million) in notes and accounts receivable associated with higher sales, together with an increase of ¥91.6 billion ($776 million) in inventories caused by growth in unit sales volumes, was offset by a decline of ¥50.1 billion ($455 million) in cash and cash equivalents, which chiefly reflected higher capital expenditure and inventories.

Net property, plant, and equipment increased by ¥124.8 billion ($1,057 million) compared with the previous year-end, mainly reflecting the fact that capital expenditures of ¥202.4 billion ($1,714 million) exceeded depreciation, which equaled ¥123.1 billion ($1,043 million). Investments in securities increased by ¥71.6 billion ($606 million), primarily due to a rise in the market value of equity holdings. Noncurrent deferred tax assets increased by ¥53.0 billion ($449 million) due to the reversal of valuation allowances against such assets. Total fixed assets increased 22% to ¥1,394.3 billion ($11.8 billion) compared with the previous year-end.

Shareholders' equity

¥ billion


2001 2002 2003 2004 2005

Liabilities

Current liabilities increased 20% compared with the previous year-end to ¥855.8 billion ($7.2 billion). This reflected a net increase of ¥56.7 billion ($480 million) in interest-bearing debt with maturities of 12 months or less, mainly short-term debt. Notes and accounts payable increased by ¥67.3 billion ($570 million) due to a combination of higher production levels and steep rises in raw material prices.

Total long-term liabilities increased 6.0% to ¥690.7 billion ($5.8 billion) from the previous year-end. Accrued pension and liabilities for retirement benefits declined by ¥85.1 billion ($721 million) to ¥194.6 billion ($1,648 million), as a result of the return to the Japanese government of the substitutional portion of an employee pension plan covering the Company and several domestic subsidiaries. However, this was offset by an increase of ¥43.5 billion ($368 million) in long-term interest-bearing debt and an increase of ¥54.0 billion ($457 million) in noncurrent deferred tax liabilities, which reflected factors such as a reduction in accrued pension and liabilities for retirement benefits and a rise in the market value of equity holdings. The Company and certain domestic subsidiaries also made a new provision for environmental remediation of ¥5.9 billion ($50 million).

Total assets

¥ billion


2001 2002 2003 2004 2005

Minority interests and shareholders' equity

Minority interests increased 8% compared with the previous year-end to ¥34.9 billion ($296 million), principally due to yen depreciation pushing up the value of minority interests in overseas subsidiaries.

Shareholders' equity increased by ¥193.6 billion ($1,640 million), or 21%, to ¥1,129 billion ($9.6 billion) compared with the previous year-end. This reflected growth in retained earnings of ¥98.1 billion ($831 million), an increase in the net unrealized gain on available-for-sale securities of ¥41.6 billion ($352 million), and a change in foreign currency translation adjustments of ¥50.3 billion ($426 million).

The ratio of shareholders' equity to total assets at the end of December 2005 was 41.6%, an increase of 1.5 percentage points from the previous year-end.

The ratio of debt to debt and shareholders' equity was 0.34 at year-end, which was the same percentage as at the previous year-end.

Debt to debt and equity ratio

(Times)

FY	**2005**	2004	2003	2002	2001
	0.34	0.34	0.35	0.37	0.48

Ratio of shareholders' equity to total assets

%


34.2
37.1
40.0
40.1
41.6
2001 2002 2003 2004 2005

Cash flow

(net cash provided by operating activities)
¥ billion


149.0
2001
2002
2003
2004
2005

Net return on shareholders' equity (ROE) posted a year-on-year improvement of 4.9 percentage points, from 12.6% to 17.5%. Net return on total assets (ROA) improved by 2.2 percentage points, from 5.0% to 7.2%.

Net return on shareholders' equity

(% of simple average of year-end shareholders' equity)

FY	**2005**	2004	2003	2002	2001
	17.5	12.6	10.5	5.6	2.2

Net return on assets

(% of simple average of year-end total assets)

FY	**2005**	2004	2003	2002	2001
	7.2	5.0	4.1	2.0	0.8

Cash flow

Cash and cash equivalents fell by ¥50.1 billion ($424 million) compared with the previous year-end, to ¥213.6 billion ($1,809 million). Net cash provided by operating activities totaled ¥149 billion ($1,262 million), due mainly to a rise in income before income taxes and minority interests. Net cash used in investing activities totaled ¥216.9 billion ($1,837 million), due principally to payments for purchase of property, plant and equipment. Net cash provided by financing activities totaled ¥10.3 billion ($87 million), reflecting a net-increase in short-term debt.

Eleven-year summary

Bridgestone Corporation and Subsidiaries
Years ended December 31

	2005	2004	2003	2002.
Net sales:	**¥ 2,691,376**	¥ 2,416,685	¥ 2,303,917	¥ 2,247,769
Tires (net of inter-segment accounts)	**2,156,788**	1,927,989	1,836,395	1,797,598
Diversified products (net of inter-segment accounts)	**564,768**	488,696	467,522	450,171
Operating income	**213,851**	197,697	183,294	183,862
Net income	**180,796**	114,453	88,720	45,379
Net income per share (in yen):				
Basic	**226.92**	138.96	102.75	51.97
Diluted	**226.86**	138.94	102.56	51.89
Total assets	**2,709,962**	2,333,708	2,220,613	2,143,928
Shareholders' equity	**1,128,597**	934,981	887,987	796,013
Ratio of shareholders' equity to total assets (%)	**41.6**	40.1	40.0	37.1
Capital expenditure	**203,670**	191,000	155,742	116,764
Depreciation and amortization	**127,609**	111,491	104,383	119,466

Dividends

The total annual dividend for the year was ¥24 ($0.20) per share, an increase of ¥5 ($0.04) per share compared with fiscal 2004. This figure was composed of a final dividend of ¥14 ($0.12) per share and an interim dividend of ¥10 ($0.08) per share.

Projections for the fiscal year ending December 2006

Management expects business conditions to remain challenging in 2006. Persistently high raw material costs remain a significant adverse factor with the potential to offset gains from demand growth around the world. Unit tire sales forecasts project positive year-on-year growth in passenger car, light truck, truck and bus tires in the Americas and in Europe. Tire exports from Japan are also expected to rise in volume terms.

Reflecting knock-on effects of steep rises in raw material prices, management forecasts an 8% decline in operating income to ¥197.0 billion on 8% growth in sales to ¥2,900 billion. Taking into consideration the absence of significant gains on the return to the Japanese government of the substitutional portion of an employee pension plan covering the Company and several domestic subsidiaries, net income is forecast to fall 45% to ¥100.0 billion. These figures assume average exchange rates for the year of ¥110 for yen/dollar and ¥135 for yen/euro. Management plans to pay total dividends per share of ¥24 in 2006, comprising interim and final dividends of ¥12 each.

Capital expenditure


¥ billion
104.3
116.8
155.7
191.0
203.6
2001
2002
2003
2004
2005

Millions of yen

2001	2000	1999	1998	1997	1996	1995
¥ 2,133,825	¥ 2,006,902	¥ 2,085,720	¥ 2,236,699	¥ 2,170,803	¥ 1,958,026	¥ 1,686,636
1,687,235	1,560,182	1,638,304	1,772,226	1,685,389	1,515,510	1,274,242
446,590	446,720	447,416	464,473	485,414	442,516	412,394
118,023	161,785	236,777	248,318	222,298	192,356	154,195
17,389	17,741	88,690	104,626	39,159	70,335	54,143
20.20	20.60	103.98	126.28	48.23	88.20	69.13
20.19	20.59	102.96	123.01	46.83		
2,443,793	2,038,578	1,792,744	1,830,149	1,800,659	1,722,918	1,559,950
835,144	778,713	743,069	697,424	641,382	579,366	474,949
34.2	38.2	41.4	38.1	35.6	33.6	29.7
104,313	137,772	175,495	220,625	160,468	127,226	87,769
132,920	119,925	118,464	107,474	200,831	111,968	110,149

Consolidated Balance Sheets

Bridgestone Corporation and Subsidiaries
December 31, 2005 and 2004

Assets	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars (Note 2) 2005
Current Assets:			
Cash and cash equivalents	¥ 213,581	¥ 263,726	$ 1,808,935
Notes and accounts receivable (Note 6), less allowance for doubtful accounts of ¥16,233 million ($137,486 thousand) in 2005 and ¥15,736 million in 2004	514,941	444,798	4,361,320
Inventories (Notes 4 and 6)	464,973	373,420	3,938,113
Deferred tax assets (Note 13)	49,698	58,141	420,920
Other current assets	72,440	53,514	613,534
Total Current Assets	1,315,633	1,193,599	11,142,822
Property, Plant and Equipment (Note 6):			
Land	133,250	124,043	1,128,568
Buildings and structures	557,065	506,732	4,718,091
Machinery and equipment	1,551,356	1,382,472	13,139,290
Construction in progress	89,786	67,047	760,447
	2,331,457	2,080,294	19,746,396
Accumulated depreciation	(1,463,080)	(1,336,684)	(12,391,632)
Net Property, Plant and Equipment	868,377	743,610	7,354,764
Investments and Other Assets:			
Investments in securities (Note 5)	284,884	213,294	2,412,840
Investments in and advances to affiliated companies	21,306	19,431	180,452
Long-term loans receivable, less allowance for doubtful accounts of ¥664 million ($5,624 thousand) in 2005 and ¥799 million in 2004	14,702	14,480	124,519
Deferred tax assets (Note 13)	138,085	85,116	1,169,518
Other assets	66,975	64,178	567,249
Total Investments and Other Assets	525,952	396,499	4,454,578
Total	¥ 2,709,962	¥ 2,333,708	$ 22,952,164

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	Millions of yen 2005	2004	Thousands of U.S. dollars (Note 2) 2005
Current Liabilities:			
Short-term debt (Note 6)	¥ 213,509	¥ 79,935	$ 1,808,326
Current portion of long-term debt (Note 6)	14,891	91,771	126,120
Notes and accounts payable	362,812	295,476	3,072,855
Income taxes payable	35,082	43,690	297,129
Accrued expenses	177,965	156,804	1,507,284
Provision for voluntary tire recall (Note 17)	6,277	8,097	53,163
Deferred tax liabilities (Note 13)	2,000	1,263	16,939
Other current liabilities	43,238	37,956	366,207
Total Current Liabilities	855,774	714,992	7,248,023
Long-term Liabilities:			
Long-term debt (Note 6)	351,341	307,867	2,975,701
Accrued pension and liability for retirement benefits (Note 7)	194,620	279,735	1,648,344
Deferred tax liabilities (Note 13)	72,567	18,526	614,610
Provision for environmental remediation	5,887	—	49,860
Other liabilities	66,244	45,204	561,057
Total Long-term Liabilities	690,659	651,332	5,849,572
Total Liabilities	1,546,433	1,366,324	13,097,595
Minority Interests	34,932	32,403	295,858
Contingent Liabilities and Commitments (Notes 15 and 17)			
Shareholders' Equity (Note 8):			
Common stock			
Authorized—1,470,000,000 shares, issued—833,102,321 shares in 2005 and authorized—1,500,000,000 shares, issued—863,102,321 shares in 2004	126,354	126,354	1,070,162
Capital surplus	122,079	122,079	1,033,954
Retained earnings	935,823	837,765	7,926,002
Net unrealized gain on available-for-sale securities	144,187	102,613	1,221,199
Foreign currency translation adjustments	(102,038)	(152,301)	(864,216)
Treasury stock—at cost, 51,748,263 shares in 2005 and 60,326,819 shares in 2004 (Note 18)	(97,808)	(101,529)	(828,390)
Total Shareholders' Equity	1,128,597	934,981	9,558,711
Total	¥ 2,709,962	¥ 2,333,708	$ 22,952,164

Consolidated Statements of Income

Bridgestone Corporation and Subsidiaries
Years ended December 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2005	2004	2003	**2005**
Net Sales (Note 16)	**¥ 2,691,376**	¥ 2,416,685	¥ 2,303,917	**$ 22,794,749**
Cost of Sales	**1,751,941**	1,533,251	1,441,639	**14,838,155**
Gross profit	**939,435**	883,434	862,278	**7,956,594**
Selling, General and Administrative Expenses	**725,584**	685,737	678,984	**6,145,372**
Operating income (Note 16)	**213,851**	197,697	183,294	**1,811,222**
Other Income (Expenses):				
Interest and dividend income	**6,030**	4,936	5,356	**51,071**
Interest expense	**(15,227)**	(11,331)	(11,962)	**(128,966)**
Foreign currency exchange loss	**(2,588)**	(1,657)	(4,404)	**(21,919)**
Gains on sales of property, plant and equipment (Note 12)	**4,318**	2,523	—	**36,572**
Insurance claims received (Note 12)	**—**	—	4,340	**—**
Gains on return of substitutional portion of the governmental pension program (Note 7)	**78,572**	—	—	**665,470**
Impairment losses on assets (Note 12)	**(4,010)**	—	(5,768)	**(33,963)**
Loss on fire incident (Note 12)	**—**	—	(3,833)	**—**
Loss on provision for environmental remediation (Note 12)	**(5,887)**	—	—	**(49,860)**
Loss related to voluntary tire replacement (Notes 12 and 17)	**(26,503)**	(3,240)	—	**(224,469)**
Other—net	**(3,961)**	(8,051)	(4,988)	**(33,548)**
Income before income taxes and minority interests	**244,595**	180,877	162,035	**2,071,610**
Income Taxes (Note 13):				
Current	**58,466**	60,359	20,912	**495,181**
Deferred	**1,794**	2,459	47,815	**15,194**
Total	**60,260**	62,818	68,727	**510,375**
Income before minority interests	**184,335**	118,059	93,308	**1,561,235**
Minority Interests	**(3,539)**	(3,606)	(4,588)	**(29,974)**
Net Income	**¥ 180,796**	¥ 114,453	¥ 88,720	**$ 1,531,261**

	Yen			U.S. dollars (Note 2)
Per Share of Common Stock:				
Basic (Note 10)	**¥ 226.92**	¥ 138.96	¥ 102.75	**$ 1.92**
Diluted (Notes 8 and 10)	**226.86**	138.94	102.56	**1.92**
Cash dividends applicable to the year	**24.00**	19.00	16.00	**0.20**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Bridgestone Corporation and Subsidiaries
Years ended December 31, 2005, 2004 and 2003

	Thousands	Millions of yen					
	Outstanding number of shares of common stock	Common stock	Capital surplus	Retained earnings	Net unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance at January 1, 2003	860,337	¥ 125,120	¥ 120,845	¥ 662,348	¥ 38,009	¥ (149,031)	¥ (1,278)
Net income for the year				88,720			
Cash dividends				(13,766)			
Bonuses to directors				(641)			
Conversion of bonds to common stock	1,850	1,234	1,234				
Minimum pension liability adjustments				3,526			
Net unrealized gain on available-for-sale securities					46,487		
Foreign currency translation adjustments						(2,444)	
Purchase of treasury stock, net of sales	(22,355)						(32,376)
Balance at December 31, 2003	839,832	126,354	122,079	740,187	84,496	(151,475)	(33,654)
Net income for the year				114,453			
Cash dividends				(13,261)			
Bonuses to directors				(645)			
Minimum pension liability adjustments				(2,966)			
Net unrealized gain on available-for-sale securities					18,117		
Foreign currency translation adjustments						(826)	
Purchase of treasury stock, net of sales	(37,056)			(3)			(67,875)
Balance at December 31, 2004	802,776	126,354	122,079	837,765	102,613	(152,301)	(101,529)
Net income for the year				**180,796**			
Cash dividends				**(16,772)**			
Bonuses to directors				**(699)**			
Retirement of treasury stock				**(50,494)**			**50,494**
Increase due to revaluation of fixed assets in overseas subsidiaries				**4,318**			
Minimum pension liability adjustments				**(19,054)**			
Net unrealized gain on available-for-sale securities					**41,574**		
Foreign currency translation adjustments						**50,263**	
Purchase of treasury stock, net of sales	**(21,422)**			**(37)**			**(46,773)**
Balance at December 31, 2005	**781,354**	**¥ 126,354**	**¥ 122,079**	**¥ 935,823**	**¥ 144,187**	**¥ (102,038)**	**¥ (97,808)**

	Thousands of U.S. dollars (Note 2)					
	Common stock	Capital surplus	Retained earnings	Net unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance at December 31, 2004	$ 1,070,162	$ 1,033,954	$ 7,095,494	$ 869,086	$(1,289,921)	$ (859,905)
Net income for the year			**1,531,261**			
Cash dividends			**(142,051)**			
Bonuses to directors			**(5,920)**			
Retirement of treasury stock			**(427,662)**			**427,662**
Increase due to revaluation of fixed assets in overseas subsidiaries			**36,572**			
Minimum pension liability adjustments			**(161,379)**			
Net unrealized gain on available-for-sale securities				**352,113**		
Foreign currency translation adjustments					**425,705**	
Purchase of treasury stock, net of sales			**(313)**			**(396,147)**
Balance at December 31, 2005	**$ 1,070,162**	**$ 1,033,954**	**$ 7,926,002**	**$ 1,221,199**	**$ (864,216)**	**$ (828,390)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Bridgestone Corporation and Subsidiaries
Years ended December 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2005	2004	2003	**2005**
Cash Flows from Operating Activities:				
Income before income taxes and minority interests	**¥ 244,595**	¥ 180,877	¥ 162,035	**$ 2,071,610**
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	**127,609**	111,491	104,383	**1,080,791**
Increase (decrease) in accrued pension and liability for retirement benefits	**(100,839)**	12,452	3,711	**(854,061)**
Interest and dividend income	**(6,030)**	(4,936)	(5,356)	**(51,071)**
Interest expense	**15,227**	11,331	11,962	**128,966**
Gains on sales of property, plant and equipment	**(4,318)**	(2,523)	(2,047)	**(36,572)**
Insurance claims received	**—**	—	(4,340)	**—**
Impairment losses on assets	**4,010**	—	5,768	**33,963**
Loss on fire incident	**—**	—	3,833	**—**
Loss on provision for environmental remediation	**5,887**	—	—	**49,860**
Loss related to voluntary tire replacement	**26,503**	3,240	—	**224,469**
Change in assets and liabilities:				
(Increase) decrease in notes and accounts receivable	**(47,235)**	(39,873)	37,940	**(400,059)**
Increase in inventories	**(57,482)**	(21,991)	(35,885)	**(486,847)**
Increase (decrease) in notes and accounts payable	**47,942**	17,461	(2,628)	**406,047**
Bonuses paid to directors	**(699)**	(645)	(641)	**(5,920)**
Other	**285**	13,355	14,565	**2,413**
Subtotal	**255,455**	280,239	293,300	**2,163,589**
Interest and dividends received	**6,057**	5,624	4,946	**51,300**
Interest paid	**(14,740)**	(11,357)	(12,935)	**(124,841)**
Payments for North American plant restructuring	**—**	—	(989)	**—**
Payments related to voluntary tire replacement	**(29,213)**	(6,371)	(11,088)	**(247,421)**
Insurance claims received	**—**	—	4,340	**—**
Payments for fire incident	**—**	(1,568)	(171)	**—**
Income taxes paid	**(68,577)**	(27,838)	(19,277)	**(580,816)**
Net Cash Provided by Operating Activities	**148,982**	238,729	258,126	**1,261,811**
Cash Flows from Investing Activities:				
Payments for purchase of property, plant and equipment	**(196,494)**	(179,565)	(141,606)	**(1,664,216)**
Proceeds from sales of property, plant and equipment	**7,700**	6,482	3,409	**65,216**
Payments for investments in securities, subsidiaries and affiliated companies	**(20,472)**	(15,737)	(20,049)	**(173,389)**
Other	**(7,649)**	8,904	11,288	**(64,784)**
Net Cash Used in Investing Activities	**(216,915)**	(179,916)	(146,958)	**(1,837,173)**
Cash Flows from Financing Activities:				
Net increase (decrease) in short-term debt	**120,398**	(8,750)	(29,984)	**1,019,717**
Proceeds from long-term debt	**49,013**	72,112	135,254	**415,118**
Repayments of long-term debt	**(90,806)**	(77,899)	(68,820)	**(769,086)**
Cash dividends paid	**(16,772)**	(13,258)	(13,493)	**(142,051)**
Proceeds from sale of assets on sale-leaseback transactions	**6,681**	15,815	—	**56,585**
Payments for repurchase of assets on sale-leaseback transactions	**(2,904)**	(5,911)	—	**(24,596)**
Payments for purchase of treasury stock	**(46,966)**	(67,935)	(32,376)	**(397,781)**
Repayments of lease obligations under capital lease	**(7,643)**	(6,076)	(6,442)	**(64,733)**
Other	**(745)**	(2,241)	(2,966)	**(6,309)**
Net Cash Provided by (Used in) Financing Activities	**10,256**	(94,143)	(18,827)	**86,864**
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**7,532**	791	(596)	**63,792**
Net Increase (Decrease) in Cash and Cash Equivalents	**(50,145)**	(34,539)	91,745	**(424,706)**
Cash and Cash Equivalents at Beginning of Year	**263,726**	298,265	206,520	**2,233,641**
Cash and Cash Equivalents at End of Year	**¥ 213,581**	¥ 263,726	¥ 298,265	**$ 1,808,935**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Bridgestone Corporation and Subsidiaries

Note 1— Nature of operations

Bridgestone Corporation (the "Company") and its subsidiaries (hereinafter referred to collectively as the "Companies") engage in developing, manufacturing and marketing tires and diversified products. The Companies market their products worldwide and operate manufacturing plants in every principal market. Development activities take place primarily in Japan, the United States of America (the "U.S.") and Europe. Tire operations include automotive maintenance and repairs, retail business and credit card management, as well as tire development, manufacturing and marketing. Diversified products include industrial products, chemical products, automotive components, construction materials, electronic equipment, bicycles and sporting goods.

Note 2— Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of the accounting principles generally accepted in the U.S.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118.07 to $1, the approximate rate of exchange at December 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Note 3— Summary of significant accounting policies

(a) Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which the Company has effective control. All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profits included in assets resulting from transactions within the Companies are eliminated.

Investments in affiliated companies, those owned 20% to 50%, are accounted for under the equity method with appropriate adjustments for intercompany profits and dividends. Equity in earnings of the affiliated companies is included in other income (expenses) in the consolidated statements of income.

The number of consolidated subsidiaries and affiliated companies for 2005 and 2004 is summarized below:

	2005	2004
Consolidated subsidiaries	**440**	435
Affiliated companies	**198**	202

(b) Cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include highly liquid investments with original maturities of three months or less.

(c) Allowance for doubtful accounts

Allowance for doubtful accounts is established in amounts considered to be appropriate based on the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

(d) Inventories

Inventories are substantially stated at cost determined by the moving-average method, while inventories held by subsidiaries in the U.S. are substantially stated at the lower of cost, which is determined principally by the last-in, first-out method, or market.

(e) Investments in securities

Marketable and investment securities are classified and accounted for, depending on management's intent, as follows: (i) trading securities, which are held for the purpose of earning capital gains in the near term, are reported at fair value, and the related unrealized gains and losses are included in income; (ii) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost; and (iii) available-for-sale securities, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The Companies do not hold securities for trading purposes.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investments in securities are reduced to net realizable value by a charge to income.

(f) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment of the Company and its domestic subsidiaries is computed substantially by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is applied to property, plant and equipment of overseas subsidiaries. Maintenance, repair and minor renewals are charged to income as incurred.

(g) Impairment of long-lived assets

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003, the Accounting Standards Board of Japan ("ASBJ") issued ASBJ Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Company and its domestic subsidiaries adopted the new accounting standard for impairment of fixed assets as of January 1, 2005. Their long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset or asset group exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or asset group, or the net selling price at disposition.

The effect of adoption of the new accounting standard for impairment of fixed assets was to decrease income before income taxes and minority interests for the year ended December 31, 2005 by ¥3,042 million ($25,764 thousand).

The impairment of long-lived assets for certain overseas subsidiaries is accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets," issued by the Financial Accounting Standards Board (the "FASB") in the U.S. which requires long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(h) Goodwill

Goodwill recorded by subsidiaries and, the excess of cost of the Company's investments in subsidiaries and affiliated companies over its equity in the net assets at the respective dates of acquisition, is mainly being amortized over a period of five years on the straight-line basis.

(i) Provision for product warranties

The provision for product warranties, included in Other liabilities, is estimated and recorded at the time of sale to provide for future potential costs, such as costs related to after-sales services, in amounts considered to be appropriate based on the Companies' past experience.

(j) Provision for environmental remediation

The provision for environmental remediation is estimated and recorded to provide for future potential costs, such as costs related to removal and disposal of asbestos used in buildings or machinery and equipment and others, and polychlorinated biphenyl (PCB).

(k) Retirement and pension plans

Japanese domestic companies

Employees serving with the Company and its domestic subsidiaries are generally entitled to lump-sum severance and, in certain cases, annuity payments on retirement, based on the rates of pay at the time of termination, years of service and certain other factors. Such benefits are principally provided by funded defined benefit pension plans.

The Company and its domestic subsidiaries accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date. The transitional obligation is being amortized over ten years.

The liability for retirement benefits to directors (members of the Board of Directors) and corporate auditors is provided for at the amount which would be required, based on the Company's regulations, in the event that all directors and corporate auditors terminated their offices at the balance sheet date. Any amounts payable to directors and corporate auditors upon retirement are subject to approval at the general shareholders meeting.

Overseas subsidiaries

The funded defined benefit pension plans for the employees of certain overseas subsidiaries are accounted for in accordance with SFAS No.87, "Employers' Accounting for Pensions," while the postretirement benefits other than pensions for all health care and life insurance benefit plans are accounted for in accordance with SFAS No.106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No.106 requires the accrual of retiree postretirement benefits during the active service period of the employee. Other overseas subsidiaries have defined contribution pension plans or severance indemnity plans which substantially cover all of their employees.

(l) Leases

Finance leases are capitalized, and the present value of the related payments is recorded as a liability. Amortization of capitalized leased assets is computed substantially by the declining-balance method at rates based on the term of the lease.

(m) Income taxes

The provision for income taxes is computed based on income before income taxes included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred income taxes are measured by applying currently enacted tax laws to the temporary differences. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

(n) Bonuses to directors

Bonuses to directors are subject to approval at the general shareholders meeting and are accounted for by an appropriation of retained earnings for the year in which the approval and payments are made in accordance with the Japanese Commercial Code (the "Code").

(o) Appropriations of retained earnings

Appropriations of retained earnings are reflected in the consolidated financial statements for the following year after approval by the shareholders in accordance with the Code.

(p) Foreign currency transactions

Short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign currency exchange gains and losses from translation are recognized in income to the extent that they are not hedged by foreign currency forward contracts, currency swap contracts, or currency option contracts.

(q) Foreign currency financial statements

The balance sheet accounts of overseas subsidiaries are translated into Japanese yen at the current exchange rate at the balance sheet date except for shareholders' equity, which is translated at the historical rate. Differences arising from such translation are shown as foreign currency translation adjustments in a separate component of shareholders' equity. Revenue and expense accounts of overseas subsidiaries are translated into Japanese yen at the average annual exchange rate.

(r) Derivatives and hedging activities

The Companies use derivative financial instruments to manage their exposures to fluctuations in foreign currency exchange, interest rates and commodity prices. Foreign currency forward contracts, currency swap contracts and currency option contracts are utilized by the Companies to reduce foreign currency exchange risks. Interest rate swaps are utilized by the Companies to reduce interest rate risks. Also, commodity future contracts are utilized by the Companies to reduce commodity price risks. The Companies do not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: (i) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in income and (ii) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The Companies' foreign currency forward contracts which are designated as hedging exposure to variable cash flows of forecasted transactions are measured at the fair value and the unrealized gains/losses are deferred until the underlying transactions are completed. Other foreign currency forward contracts, currency swap contracts and currency option contracts employed to hedge foreign currency exchange exposures to changes in fair value and in cash flow are also measured at the fair value but the unrealized gains/losses are recognized in income. Short-term and long-term debt denominated in foreign currencies for which foreign currency forward contracts and currency swap contracts are used to hedge the foreign currency fluctuations is translated at the contracted rate if the foreign currency forward contracts and currency swap contracts qualify for hedge accounting. The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value, but the differential paid or received under the swap agreements is recognized and included in interest expenses or income. The gains or losses on commodity future contracts in a hedge to fluctuations of commodity prices are recognized currently in income.

(s) Per share of common stock

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common stock outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible notes and bonds at the beginning of the year (or at the time of issuance) with an applicable adjustment for related interest expense, net of tax, and full exercise of outstanding warrants.

Cash dividends per share presented in the consolidated statements of income are dividends applicable to the respective years, including dividends to be paid after the end of the year.

(t) Reclassification

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2004 and 2003 financial statements to conform to the classifications used in 2005.

Prior to January 1, 2005, Notes and account receivable, Other current assets, Notes and account payable, and Other current liabilities with a maturity date of December 31, when it is not a working day for financial institutions, were accounted as settled for accounting purpose even in those years when December 31 was not a working day for financial institutions. Effective January 1, 2005, the Company changed its method of accounting for these items to the basis of actual cash settlement date. The effect of this change was to increase receivables by ¥9,930 million ($84,103 thousand) and payables by ¥20,443 million ($173,143 thousand) at December 31, 2004. There were immaterial impacts on the consolidated statements of income for the year ended December 31, 2004.

Note 4— Inventories

Inventories at December 31, 2005 and 2004 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Finished products	**¥ 300,389**	¥ 244,312	**$ 2,544,160**
Work in process	**31,737**	25,626	**268,798**
Raw materials and supplies	**132,847**	103,482	**1,125,155**
Total	**¥ 464,973**	¥ 373,420	**$ 3,938,113**

Note 5— Investments in securities

Information regarding each category of available-for-sale securities at December 31, 2005 and 2004 is as follows:

	Millions of yen			
	2005			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**¥ 46,634**	**¥ 229,694**	**¥ (23)**	**¥ 276,305**
Debt securities	**3,000**	**27**	**—**	**3,027**

	Millions of yen			
	2004			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 46,662	¥ 158,576	¥ (47)	¥ 205,191
Debt securities	3,000	36	—	3,036

	Thousands of U.S. dollars			
	2005			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**$ 394,969**	**$ 1,945,406**	**$ (195)**	**$ 2,340,180**
Debt securities	**25,409**	**228**	**—**	**25,637**

Available-for-sale securities whose fair value is not readily determinable at December 31, 2005 and 2004 are mainly as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Available-for-sale:			
Equity securities	¥ 5,451	¥ 4,950	$ 46,168

Proceeds from sales of available-for-sale securities for the years ended December 31, 2005, 2004 and 2003 are ¥360 million ($3,049 thousand), ¥5,754 million and ¥3,769 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, are ¥270 million ($2,287 thousand) and ¥5 million ($42 thousand), respectively, for the year ended December 31, 2005, ¥95 million and ¥78 million, respectively, for the year ended December 31, 2004 and ¥309 million and ¥392 million, respectively, for the year ended December 31, 2003.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale at December 31, 2005 are as follows:

	Millions of yen	Thousands of U.S. dollars
Available-for-sale:		
Debt securities:		
Due 2006	—	—
Due 2007 to 2010	—	—
Due 2011 to 2015	¥ 3,027	$ 25,637
Due 2016 and thereafter	—	—
Total	¥ 3,027	$ 25,637

Note 6— Short-term and long-term debt

Short-term debt at December 31, 2005 and 2004 consists of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Short-term bank loans, weighted average interest rate of 4.6% at December 31, 2005 and 3.7% at December 31, 2004	¥ 195,738	¥ 70,175	$ 1,657,813
Commercial paper, weighted average interest rate of 2.7% at December 31, 2005 and 2.3% at December 31, 2004	11,771	1,409	99,695
Unsecured Euro Medium Term Notes due 2005—2006 with interest 0.0% at December 31, 2005 and interest ranging from 0.0% to 0.1% at December 31, 2004	6,000	8,351	50,818
Total	¥ 213,509	¥ 79,935	$ 1,808,326

Long-term debt at December 31, 2005 and 2004 consists of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Borrowings from banks, insurance companies and others, weighted average interest rate of 2.5% at December 31, 2005 and 2.1% at December 31, 2004 denominated mainly in Japanese yen, U.S. dollars and Euros:			
Secured	¥ 2,473	¥ 2,649	$ 20,945
Unsecured	216,758	263,843	1,835,842
1.7% yen unsecured straight bonds, due 2007	20,000	20,000	169,391
2.0% yen unsecured straight bonds, due 2010	30,000	30,000	254,087
0.6% yen unsecured straight bonds, due 2010	30,000	30,000	254,087
0.9% yen unsecured straight bonds, due 2013	50,000	50,000	423,478
Unsecured Euro Medium Term Notes due 2007—2010 with interest ranging from 0.3% to 1.1% at December 31, 2005 and due 2007 with interest 0.3% at December 31, 2004	17,001	3,146	143,991
Total	366,232	399,638	3,101,821
Less current portion	(14,891)	(91,771)	(126,120)
Long-term debt, less current portion	¥ 351,341	¥ 307,867	$ 2,975,701

Annual maturities of long-term debt at December 31, 2005 are as follows:

Year ending December 31,	Millions of yen	Thousands of U.S. dollars
2006	¥ 14,891	$ 126,120
2007	64,759	548,480
2008	92,589	784,187
2009	13,714	116,152
2010	76,092	644,465
2011 and thereafter	104,187	882,417
Total	¥ 366,232	$ 3,101,821

Notes and accounts receivable, inventories, and property, plant and equipment were pledged as collateral for certain bank loans. The aggregate carrying amount of the assets pledged as collateral for short-term bank loans of ¥4,392 million ($37,198 thousand) and long-term bank loans of ¥2,473 million ($20,945 thousand) at December 31, 2005 is ¥37,122 million ($314,407 thousand).

General agreements with respective banks provide, as is customary in Japan, that additional collateral must be provided under certain circumstances if requested by such banks and that certain banks have the right to offset cash deposited with them against any long-term or short-term debt or obligation that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks. The Company has never been requested to provide any additional collateral.

At December 31, 2005, the Company had unused committed lines of credit with various banks for short-term financing, amounting to ¥50,000 million ($423,478 thousand). The Company compensates banks for these lines of credit in the form of commitment fees, which were not material for the year ended December 31, 2005.

Effective January 30, 2006, Bridgestone Americas Holding, Inc. ("BSAH") and its major subsidiaries in the U.S. entered into separate fourth amended and restated revolving credit agreements with a syndicate of banks providing an aggregate borrowing commitment of $1.4 billion. These agreements expire on January 29, 2007. These agreements contain certain customary affirmative and negative covenants, the most restrictive of which includes (i) the maintenance by BSAH and its major subsidiaries of their consolidated tangible net worth; (ii) restrictions on entering into additional debt arrangements and the sale of assets. Further, an event of default under these agreements by any of the major subsidiaries in the U.S. causes an event of default under the BSAH fourth amended and restated revolving credit agreement. The above agreements replace the separate third amended and restated revolving credit agreements entered into on January 31, 2005, by BSAH and its major subsidiaries which provided an aggregate borrowing commitment of $1.5 billion and expired on January 30, 2006. The terms of the separate third amended and restated revolving credit agreements were substantially the same as those of the fourth amended and restated revolving credit agreements discussed above.

Note 7— Retirement and pension plans

The Company and certain of its domestic subsidiaries have severance payment plans for employees, directors (members of the Board of Directors), and corporate auditors.

Under most circumstances, employees terminating their employment are entitled to retirement benefits determined based on the rate of pay at the time of termination, years of service and certain other factors. Such retirement benefits are made in the form of a lump-sum severance payment from the Company or from certain of its domestic subsidiaries and annuity payments from trustees. Employees are entitled to larger payments if the termination is involuntary, by retirement at the mandatory retirement age, by death, or by voluntary retirement at certain specific ages prior to the mandatory retirement age.

The Company and certain of its domestic subsidiaries have two types of pension plans for employees; a non-contributory funded defined benefit pension plan and a defined contribution pension plan.

Prior to January 1, 2004, the contributory funded defined benefit pension plan, established under the Japanese Welfare Pension Insurance Law, covered a substitutional portion managed by the Company on behalf of the government and a corporate portion established at the discretion of the Company. In accordance with the Defined Benefit Pension plan Law enacted in April 2002, the Company applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion which would result in the return of the pension obligations and related assets to the government upon approval. The Company obtained approval for exemption from the future obligation from the Ministry of Health, Labour and Welfare on January 1, 2004.

In the current year, the Company and certain of its domestic subsidiaries applied for return of the substitutional portion of past pension obligations to the government and obtained approval from the Ministry of Health, Labor and Welfare on April 1, 2005. The Company and certain of its domestic subsidiaries thereafter returned the substitutional portion of the pension obligations and related assets to the government in July 2005 and recognized ¥78,572 million ($665,470 thousand) as income for the difference between the balance of the retirement benefit liabilities brought forward and the amount actually returned for the year ended December 31, 2005.

According to the enactment of the Defined Contribution Pension Plan Law in October 2001, the Company and certain of its domestic subsidiaries implemented a defined contribution pension plan and a retirement benefit prepayment plan in April 2005 by which the former severance lump-sum payment plan was partially replaced. The Company and certain of its domestic subsidiaries applied accounting treatments specified in the guidance issued by the ASBJ. The effect of this transfer was to increase income before income taxes and minority interests by ¥496 million ($4,201 thousand) and was recorded as other income in the consolidated statement of income for the year ended December 31, 2005.

The liability for employees' retirement benefits at December 31, 2005 and 2004 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Projected benefit obligation	**¥ 549,650**	¥ 685,060	**$ 4,655,289**
Fair value of plan assets	**(377,855)**	(423,945)	**(3,200,263)**
Unrecognized prior service cost	**19,449**	38,407	**164,724**
Unrecognized actual loss	**(101,918)**	(108,069)	**(863,200)**
Unrecognized transitional obligation	**(5,504)**	(11,806)	**(46,616)**
Prepaid benefit cost	**121**	20,169	**1,025**
Other	**63,436**	42,204	**537,275**
Net liability	**¥ 147,379**	¥ 242,020	**$ 1,248,234**

Certain subsidiaries adopt a simplified method of calculating their retirement benefit obligation.

Of the accrued pension and liability for retirement benefits noted above, a liability for postretirement benefits of ¥47,241 million ($400,110 thousand) and ¥37,715 million is included in the consolidated balance sheets at December 31, 2005 and 2004, respectively.

In addition to the above, certain subsidiaries also participate in a multi-employer pension plan covering all of their employees. There existed ¥278 million ($2,355 thousand) and ¥221 million at December 31, 2005 and 2004, respectively, of pension assets at fair value in the multi-employer pension plan; however, the portion of these assets belonging to the subsidiaries could not be reasonably calculated.

The components of the net periodic benefit costs for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
Service cost	¥ **16,752**	¥ 17,514	¥ 20,090	$ **141,882**
Interest cost	**21,866**	25,306	25,656	**185,195**
Expected return on plan assets	**(21,110)**	(24,270)	(22,958)	**(178,792)**
Amortization of transitional obligation	**1,317**	1,968	1,969	**11,154**
Recognized actuarial loss	**9,017**	7,750	12,290	**76,370**
Amortization of prior service cost	**(1,881)**	(1,252)	1,279	**(15,931)**
Net periodic benefit costs	**25,961**	27,016	38,326	**219,878**
Gains on return of substitutional portion of the governmental pension program	**(78,572)**	—	—	**(665,470)**
Gains on transfer from the severance lump-sum payment to a defined contribution pension plan and a retirement benefit prepayment plan	**(496)**	—	—	**(4,201)**
Total	¥ **(53,107)**	¥ 27,016	¥ 38,326	$ **(449,793)**

Net periodic benefit costs noted above for certain subsidiaries do not include pension costs for defined contribution pension plans of ¥5,296 million ($44,855 thousand), ¥4,011 million and ¥4,110 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Assumptions used for the years ended December 31, 2005, 2004 and 2003 are set forth as follows:

	2005		2004	2003
	The Company and domestic subsidiaries	Overseas subsidiaries		
Discount rate	**2.5%**	**5.2% to 6.0%**	Principally 2.5%	Principally 2.5%
Expected rate of return on plan assets	**0.7% to 3.0%**	**7.0% to 9.0%**	Principally 3.0%	Principally 3.0%
Amortization period of prior service cost	**10 years**	**3 to 12 years**	3 to 12 years	3 to 12 years
Recognized period of actuarial gain or loss	**10 years**	**7 to 12 years**	Principally 10 years	Principally 10 years
Amortization period of transitional obligation	**10 years**	**—**	10 years	10 years

Note 8— Shareholders' equity

The Company and its domestic subsidiaries are subject to the Code to which certain amendments became effective from October 1, 2001. The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors. The Company's legal reserve amount, which is included in retained earnings, totals ¥31,279 million ($264,919 thousand) and ¥31,279 million at December 31, 2005 and 2004, respectively.

The revised Code eliminated restrictions on the repurchase and use of treasury stock, allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting, and dispose of such treasury stock by resolution of the Board of Directors beginning April 1, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, capital surplus or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The amount of retained earnings available for dividends under the Code at December 31, 2005 was ¥638,824 million ($5,410,553 thousand) based on the amount recorded in the parent company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

The Company issued 1,850 thousand shares for the year ended December 31, 2003 of common stock in connection with conversions of bonds.

Note 9— Stock-based compensation

The Company has a stock option plan. The stock option plan which was approved at the general shareholders meeting provides options for purchases of the Company's common stock for the directors and selected employees of the Company.

The date of grant, the number of grant options and exercise period at December 31, 2005 are as follows:

Date of grant	Number of grant options (Thousands of shares)		Exercise period
March 30, 2000	Directors	156	from April 1, 2002 to March 31, 2007
	Selected employees	59	from April 1, 2002 to March 31, 2007
March 29, 2001	Directors	79	from April 1, 2003 to March 31, 2008
	Selected employees	39	from April 1, 2003 to March 31, 2008
March 28, 2002	Directors	110	from April 1, 2004 to March 31, 2009
	Selected employees	147	from April 1, 2004 to March 31, 2009
March 28, 2003	Directors	129	from April 1, 2005 to March 31, 2010
	Selected employees	107	from April 1, 2005 to March 31, 2010
March 30, 2004	Directors	120	from April 1, 2006 to March 31, 2011
	Selected employees	144	from April 1, 2006 to March 31, 2011
March 30, 2005	Directors	120	from April 1, 2007 to March 31, 2012
	Selected employees	138	from April 1, 2007 to March 31, 2012
	Total	1,348	

The exercise price is equal to the higher of either 1.05 times the monthly average closing market price of the Company's common stock traded in the Tokyo Stock Exchange during the month preceding the date of grant, or the closing market price on the date of grant.

During the year ended December 31, 2005, 66 thousand, 7 thousand and 26 thousand shares which were granted at March 29, 2001, March 28, 2002 and March 28, 2003, respectively, were exercised. At December 31, 2005, the balance of the exercisable options was 826 thousand shares.

Note 10— Net income per share

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended December 31, 2005, 2004 and 2003 is as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted—average shares	EPS	
For the year ended December 31, 2005:				
Basic EPS				
Net income available to common shareholders	**¥ 180,026**	**793,348**	**¥ 226.92**	**$ 1.92**
Effect of dilutive securities				
Stock options		**226**		
Diluted EPS				
Net income for computation	**¥ 180,026**	**793,574**	**¥ 226.86**	**$ 1.92**
For the year ended December 31, 2004:				
Basic EPS				
Net income available to common shareholders	¥ 113,757	818,634	¥ 138.96	
Effect of dilutive securities				
Stock options		108		
Diluted EPS				
Net income for computation	¥ 113,757	818,742	¥ 138.94	
For the year ended December 31, 2003:				
Basic EPS				
Net income available to common shareholders	¥ 88,052	856,951	¥ 102.75	
Effect of dilutive securities				
Stock options		26		
Convertible bonds	14	1,705		
Diluted EPS				
Net income for computation	¥ 88,066	858,682	¥ 102.56	

Note 11— Research and development costs

Research and development costs are charged to income as incurred.

Research and development costs are ¥79,415 million ($672,609 thousand), ¥72,898 million and ¥70,967 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 12— Other income (expenses)

Loss on fire incident and insurance claims received

The Company suffered a loss in connection with the fire in the rubber mixing process at the Company's Tochigi Plant on September 8, 2003. The amount recorded consists of disposal of fixed assets, disposal of product inventory and other costs including removal expenses, amounting to ¥1,318 million, ¥777 million and ¥1,738 million, respectively. During the year ended December 31, 2003, the Company recorded an insurance claims received with respect to the fire of ¥4,340 million.

Gains on sales of property, plant and equipment

Gains on sales of property, plant and equipment for the year ended December 31, 2005 and 2004 mainly consist of gains on sales of land.

Impairment losses on assets

During the year ended December 31, 2005, the Company and its subsidiaries reviewed their long-lived assets for impairment. As a result, impairment losses on assets are mainly recognized for certain asset group of diversified business due to worse performance caused by market price erosion, raw material price steep increase and others, and for certain asset group of tire business due to a significant decline in the assets' market value.

During the year ended December 31, 2003, certain subsidiaries in the Americas recognized an impairment loss for property, plant and equipment related primarily to polymer operations in the Americas.

Loss on provision for environmental remediation

During the year ended December 31, 2005, the Company and certain of its domestic subsidiaries provided ¥5,887 million ($49,860 thousand) as future environmental remediation.

Loss related to voluntary tire replacement

During the year ended December 31, 2005, a U.S. subsidiary and the Ford Motor Company ("Ford") reached a joint settlement of all outstanding financial issues associated with the August 2000 voluntary safety recall and Ford's May 2001 tire replacement program. Under this agreement, the subsidiary paid Ford $240 million (¥26,503 million) for the settlement.

During the year ended December 31, 2004, a U.S. subsidiary recorded costs of tire replacement for a U.S. voluntary safety campaign to replace tires, free of any charge to customers, which was announced in February 2004.

Note 13— Income taxes

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for the year ended December 31, 2005 and 41.9% for the years ended December 31, 2004 and 2003.

On March 31, 2003, a tax reform law concerning enterprise tax was enacted in Japan which changed the normal effective statutory tax rate from 41.9% to 40.6%, effective for years beginning on or after April 1, 2004. The effect of this change was to decrease deferred tax assets by ¥624 million, increase income taxes—deferred by ¥2,346 million and increase net unrealized gains on securities by ¥1,722 million in the consolidated financial statements for the year ended December 31, 2003.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Deferred tax assets:			
Accrued pension and liability for retirement benefits	**¥ 73,510**	¥ 89,729	**$ 622,597**
Accrued expenses	**34,223**	32,672	**289,853**
Unrealized intercompany profits	**24,020**	24,291	**203,439**
Net operating loss carryforwards for tax purposes	**54,471**	45,177	**461,345**
Depreciable assets	**15,025**	17,966	**127,255**
Other	**48,962**	47,288	**414,687**
Less valuation allowance	**(16,257)**	(48,813)	**(137,690)**
Total	**233,954**	208,310	**1,981,486**
Deferred tax liabilities:			
Reserve for deferred gains related fixed assets for tax purposes	**(10,961)**	(10,822)	**(92,835)**
Unrealized gain on available-for-sale securities	**(85,508)**	(55,916)	**(724,214)**
Other	**(24,269)**	(18,104)	**(205,548)**
Total	**(120,738)**	(84,842)	**(1,022,597)**
Net deferred tax assets	**¥ 113,216**	¥ 123,468	**$ 958,889**

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the consolidated statements of income for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Normal effective statutory tax rate	**40.6%**	41.9%	41.9%
Expenses not deductible for income tax purpose	**2.7**	3.3	3.6
Lower income tax rates applicable to income in certain overseas countries	**(3.2)**	(2.7)	(2.3)
Tax credit for research and development costs of domestic companies	**(2.5)**	(3.7)	—
Change in valuation allowance for deferred tax assets	**(13.9)**	(4.5)	1.6
Other—net	**0.9**	0.4	(2.4)
Actual effective tax rate	**24.6%**	34.7%	42.4%

Note 14— Derivatives

The Companies enter into foreign currency forward contracts, currency swap contracts and currency option contracts to hedge foreign currency exchange risk associated with certain assets and liabilities denominated in foreign currencies. The Companies enter into interest rate swap contracts to manage their interest rate exposure on certain liabilities. In addition, the Companies enter into commodity future contracts to hedge the risk of fluctuation of commodity prices for raw materials.

All derivative transactions are entered into to hedge foreign currency, interest and commodity price exposures that arise in the course of the Companies' business. Accordingly, the market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. Because the counterparties to these derivatives are limited to major international financial institutions, the Companies do not anticipate any losses arising from credit risk. Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amounts.

Foreign currency forward contracts and currency swap contracts which qualify for hedge accounting for the years ended December 31, 2005 and 2004 are excluded from the disclosure of market value information.

The contract or notional amounts of derivatives which are shown in the following table do not represent the amounts exchanged by the parties and do not measure the Companies' exposure to credit or market risk.

The outstanding balance of derivative contracts at December 31, 2005 and 2004 are as follows:

	Millions of yen					
	2005			2004		
	Contract amount	Fair value	Unrealized gains (losses)	Contract amount	Fair value	Unrealized gains (losses)
Foreign currency forward contracts:						
Sell:						
U.S. dollar	¥ 50,511	¥ 50,985	¥ (474)	¥ 45,108	¥ 44,085	¥ 1,023
Euro	36,340	36,399	(59)	48,097	49,443	(1,346)
Australian dollar	6,727	6,765	(38)	6,115	6,229	(114)
British pound	551	547	4	617	624	(7)
Other	7,357	7,574	(217)	6,466	6,718	(252)
Buy:						
U.S. dollar	5,509	5,550	41	6,890	6,598	(292)
Japanese yen	554	542	(12)	712	688	(24)
Other	1,721	1,740	19	1,730	1,692	(38)
Currency swap contracts:						
Indian rupee receipt, Japanese yen payment	1,402	(55)	(55)	1,402	(99)	(99)
Interest rate swap contracts:						
Floating rate receipt, fixed rate payment	18,283	(705)	(705)	23,752	(1,088)	(1,088)
Fixed rate receipt, floating rate payment	6,075	(74)	(74)	—	—	—
Fixed rate receipt, fixed rate payment	4,016	44	44	—	—	—
Commodity future contracts:						
Natural rubber:						
Buy	—	—	—	604	588	(16)

	Thousands of U.S. dollars		
	2005		
	Contract amount	Fair value	Unrealized gains (losses)
Foreign currency forward contracts:			
Sell:			
U.S. dollar	$ 427,806	$ 431,820	$ (4,014)
Euro	307,783	308,283	(500)
Australian dollar	56,975	57,297	(322)
British pound	4,667	4,633	34
Other	62,310	64,148	(1,838)
Buy:			
U.S. dollar	46,659	47,006	347
Japanese yen	4,692	4,590	(102)
Other	14,576	14,737	161
Currency swap contracts:			
Indian rupee receipt, Japanese yen payment	11,874	(466)	(466)
Interest rate swap contracts:			
Floating rate receipt, fixed rate payment	154,849	(5,971)	(5,971)
Fixed rate receipt, floating rate payment	51,453	(627)	(627)
Fixed rate receipt, fixed rate payment	34,014	373	373

Note 15— Contingent liabilities and commitments

(a) Contingent liabilities

At December 31, 2005 and 2004, the Companies have the following contingent liabilities:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Trade notes discounted	¥ 8,472	¥ 6,880	$ 71,754
Guarantees and similar items of bank borrowings	672	687	5,692
Total	¥ 9,144	¥ 7,567	$ 77,446

(b) Operating lease commitments

The Companies lease certain land, machinery, vehicles, computer equipment, office space and other assets. The minimum lease commitments under noncancelable operating leases at December 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Due within one year	¥ 30,876	¥ 28,177	$ 261,506
Due after one year	176,363	160,005	1,493,715
Total	¥ 207,239	¥ 188,182	$ 1,755,221

(c) Litigation

See Note 17 for contingent legal liabilities in relation to the voluntary tire recall.

Note 16— Segment information

Information about industry segments, geographic segments and sales to customers outside of Japan, for the years ended December 31, 2005, 2004 and 2003 is as follows:

(a) Information by industry segment

Year ended December 31, 2005 — Millions of yen

	Tires	Diversified products	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	¥ 2,152,950	¥ 538,426	¥ 2,691,376	—	¥ 2,691,376
Inter-segment	3,838	26,342	30,180	¥ (30,180)	—
Total	2,156,788	564,768	2,721,556	(30,180)	2,691,376
Operating expenses	1,988,876	518,891	2,507,767	(30,242)	2,477,525
Operating income	¥ 167,912	¥ 45,877	¥ 213,789	¥ 62	¥ 213,851
Identifiable assets	¥ 2,285,669	¥ 434,182	¥ 2,719,851	¥ (9,889)	¥ 2,709,962
Depreciation and amortization	¥ 109,483	¥ 18,126	¥ 127,609	—	¥ 127,609
Impairment losses on assets	¥ 2,966	¥ 1,044	¥ 4,010	—	¥ 4,010
Capital expenditures	¥ 183,121	¥ 25,229	¥ 208,350	—	¥ 208,350

Year ended December 31, 2004 — Millions of yen

	Tires	Diversified products	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	¥ 1,927,989	¥ 488,696	¥ 2,416,685	—	¥ 2,416,685
Inter-segment	3,838	24,084	27,922	¥ (27,922)	—
Total	1,931,827	512,780	2,444,607	(27,922)	2,416,685
Operating expenses	1,771,536	476,286	2,247,822	(28,834)	2,218,988
Operating income	¥ 160,291	¥ 36,494	¥ 196,785	¥ 912	¥ 197,697
Identifiable assets	¥ 1,945,245	¥ 397,076	¥ 2,342,321	¥ (8,613)	¥ 2,333,708
Depreciation and amortization	¥ 94,581	¥ 16,910	¥ 111,491	—	¥ 111,491
Capital expenditures	¥ 170,223	¥ 22,187	¥ 192,410	—	¥ 192,410

Year ended December 31, 2003 — Millions of yen

	Tires	Diversified products	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	¥ 1,836,395	¥ 467,522	¥ 2,303,917	—	¥ 2,303,917
Inter-segment	1,577	17,049	18,626	¥ (18,626)	—
Total	1,837,972	484,571	2,322,543	(18,626)	2,303,917
Operating expenses	1,689,662	449,948	2,139,610	(18,987)	2,120,623
Operating income	¥ 148,310	¥ 34,623	¥ 182,933	¥ 361	¥ 183,294
Identifiable assets	¥ 1,862,091	¥ 367,529	¥ 2,229,620	¥ (9,007)	¥ 2,220,613
Depreciation and amortization	¥ 87,693	¥ 16,690	¥ 104,383	—	¥ 104,383
Capital expenditures	¥ 140,186	¥ 16,486	¥ 156,672	—	¥ 156,672

Year ended December 31, 2005 — Thousands of U.S. dollars

	Tires	Diversified products	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	$18,234,522	$ 4,560,227	$22,794,749	—	$22,794,749
Inter-segment	32,506	223,105	255,611	$ (255,611)	—
Total	18,267,028	4,783,332	23,050,360	(255,611)	22,794,749
Operating expenses	16,844,889	4,394,774	21,239,663	(256,136)	20,983,527
Operating income	$ 1,422,139	$ 388,558	$ 1,810,697	$ 525	$ 1,811,222
Identifiable assets	$19,358,592	$ 3,677,327	$23,035,919	$ (83,755)	$22,952,164
Depreciation and amortization	$ 927,272	$ 153,519	$ 1,080,791	—	$ 1,080,791
Impairment losses on assets	$ 25,121	$ 8,842	$ 33,963	—	$ 33,963
Capital expenditures	$ 1,550,953	$ 213,678	$ 1,764,631	—	$ 1,764,631

The major products and business of each industry segment are as follows:

Tires: Tires and tubes, wheels and accessories, auto maintenance, etc.

Diversified products: Chemical products, industrial products, sporting goods, bicycles, etc.

(b) Information by geographic segment

Year ended December 31, 2005 — Millions of yen

	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	¥ 858,478	¥ 1,151,513	¥ 363,131	¥ 318,254	¥ 2,691,376	—	¥ 2,691,376
Inter-segment	303,857	6,446	3,820	179,689	493,812	¥ (493,812)	—
Total	1,162,335	1,157,959	366,951	497,943	3,185,188	(493,812)	2,691,376
Operating expenses	1,024,027	1,118,994	347,327	476,853	2,967,201	(489,676)	2,477,525
Operating income	¥ 138,308	¥ 38,965	¥ 19,624	¥ 21,090	¥ 217,987	¥ (4,136)	¥ 213,851
Identifiable assets	¥ 1,338,435	¥ 820,286	¥ 366,252	¥ 370,934	¥ 2,895,907	¥ (185,945)	¥ 2,709,962

Year ended December 31, 2004 — Millions of yen

	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	¥ 814,625	¥ 1,013,520	¥ 321,695	¥ 266,845	¥ 2,416,685	—	¥ 2,416,685
Inter-segment	254,237	5,419	3,901	138,538	402,095	¥ (402,095)	—
Total	1,068,862	1,018,939	325,596	405,383	2,818,780	(402,095)	2,416,685
Operating expenses	937,743	992,280	303,579	387,719	2,621,321	(402,333)	2,218,988
Operating income	¥ 131,119	¥ 26,659	¥ 22,017	¥ 17,664	¥ 197,459	¥ 238	¥ 197,697
Identifiable assets	¥ 1,249,822	¥ 633,153	¥ 323,718	¥ 285,543	¥ 2,492,236	¥ (158,528)	¥ 2,333,708

Year ended December 31, 2003 — Millions of yen

	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	¥ 803,095	¥ 972,289	¥ 287,416	¥ 241,117	¥ 2,303,917	—	¥ 2,303,917
Inter-segment	252,047	5,326	3,723	111,496	372,592	¥ (372,592)	—
Total	1,055,142	977,615	291,139	352,613	2,676,509	(372,592)	2,303,917
Operating expenses	926,006	958,111	275,690	331,107	2,490,914	(370,291)	2,120,623
Operating income	¥ 129,136	¥ 19,504	¥ 15,449	¥ 21,506	¥ 185,595	¥ (2,301)	¥ 183,294
Identifiable assets	¥ 1,235,159	¥ 611,900	¥ 264,172	¥ 252,916	¥ 2,364,147	¥ (143,534)	¥ 2,220,613

Year ended December 31, 2005 — Thousands of U.S. dollars

	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	$ 7,270,924	$ 9,752,799	$ 3,075,557	$ 2,695,469	$22,794,749	—	$22,794,749
Inter-segment	2,573,533	54,595	32,354	1,521,884	4,182,366	$ (4,182,366)	—
Total	9,844,457	9,807,394	3,107,911	4,217,353	26,977,115	(4,182,366)	22,794,749
Operating expenses	8,673,050	9,477,378	2,941,704	4,038,731	25,130,863	(4,147,336)	20,983,527
Operating income	$ 1,171,407	$ 330,016	$ 166,207	$ 178,622	$ 1,846,252	$ (35,030)	$ 1,811,222
Identifiable assets	$11,335,945	$ 6,947,455	$ 3,101,990	$ 3,141,645	$24,527,035	$ (1,574,871)	$22,952,164

Major countries and areas included in each geographic segment are as follows:

The Americas: United States, Canada, Mexico, Venezuela, Brazil, etc.
Europe: Germany, United Kingdom, France, Italy, Spain, etc.
Other: Asia Pacific, Africa, etc.

(c) Overseas sales

Overseas sales by area and percentage of overseas sales over consolidated net sales for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Amount				Percentage		
	Millions of yen			Thousands of U.S. dollars	%		
	2005	2004	2003	2005	2005	2004	2003
Areas:							
The Americas	¥ 1,145,913	¥ 1,007,408	¥ 967,544	$ 9,705,370	42.6%	41.7%	42.0%
Europe	371,394	329,424	294,900	3,145,541	13.8	13.6	12.8
Other	427,976	363,767	331,419	3,624,764	15.9	15.1	14.4
Overseas sales	¥ 1,945,283	¥ 1,700,599	¥ 1,593,863	$16,475,675	72.3%	70.4%	69.2%
Net sales	¥ 2,691,376	¥ 2,416,685	¥ 2,303,917	$22,794,749	100.0%	100.0%	100.0%

Major countries and areas included in each geographic area are as follows:

The Americas:	United States, Canada, Mexico, Venezuela, Brazil, etc.
Europe:	Germany, United Kingdom, France, Italy, Spain, etc.
Other:	Asia Pacific, Middle East, Africa, etc.

Note 17— Voluntary tire recall costs and legal liabilities

Bridgestone Americas Holding, Inc. and/or certain of its subsidiaries (collectively, "BSA") are defendants in numerous product liability lawsuits and claims seeking compensatory and, in some cases, punitive damages based on allegations that death, personal injury, property damage and/or other loss resulted from accidents caused by tire tread separations or other tire failures, and the Company has been named as a co-defendant in some of those cases. Many of these cases involve certain Firestone Radial ATX, ATX II, and Wilderness AT tires that either were part of BSA's voluntary safety recall that was announced in August 2000 (and completed in August 2001) or were under investigation by the U.S. National Highway Traffic Safety Administration ("NHTSA"), which has since closed all investigations of BSA's products. Many of these cases also name the Ford Motor Company ("Ford") as a co-defendant, based on various allegations related to the Ford Explorer (the vehicle involved in many of the alleged accidents involving tread separations).

In May 2001, Ford announced a campaign to replace all Wilderness AT tires mounted on Ford vehicles without any prior agreement between BSA and Ford. This campaign was completed in March 2002. Since BSA's August 2000 recall, the two companies discussed their respective safety tire replacement campaigns, and in October 2005, they reached an agreement resolving all issues between them which were related to BSA's August 2000 recall or the 2001 Ford replacement program. In accordance with the settlement agreement, BSA paid Ford $240 million in October 2005.

Various purported class action lawsuits have also been filed against BSA, generally seeking expansion of the August 2000 recall or relief for alleged economic losses sustained because of either recalled tires or other tires investigated by the NHTSA, or the manner of the recall's implementation, and the Company has been named as a co-defendant in some of those cases. Many also seek punitive damages or injunctive relief. In May 2002, the U.S. Court of Appeals for the Seventh Circuit ("Seventh Circuit") overturned a trial court ruling certifying classes against BSA, the Company and Ford in the consolidated federal cases and, in January 2003, the U.S. Supreme Court declined to hear plaintiffs' appeal.

In June 2003, the Seventh Circuit ruled that state courts cannot certify a nationwide class action lawsuit where there has been a federal determination that nationwide certification is inappropriate. Plaintiffs also filed purported class action lawsuits in several state jurisdictions, and state courts in Illinois and South Carolina certified state-wide classes against BSA. In July 2003, BSA reached an agreement in principle with plaintiffs in certain of the class action cases on a settlement that would resolve the then-outstanding claims in the state class action cases. The proposed settlement was filed with, and preliminarily approved by, a state court in July 2003. In March 2004, the state court ruled that the settlement was fair, adequate and reasonable. Various objectors initially opposed the settlement and filed an appeal to have the settlement set aside. However, in March 2005, the objectors agreed with plaintiffs to partially amend the aforementioned settlement and filed a motion to dismiss their appeal. The court approved the settlement, which became final in May 2005. BSA is proceeding to implement the terms of the settlement.

In the individual product liability lawsuits and claims, BSA's approach is to offer a reasonable settlement and to defend its position aggressively where such settlement is not possible. There can be no assurance that product liability lawsuits and claims will be resolved as currently envisioned and, accordingly, the ultimate liability could be higher than the recorded liability on the Balance Sheet, which consists of reasonably estimated costs related to the voluntary tire recall. However, in the opinion of BSA management, the ultimate disposition of these product liability lawsuits and claims could possibly be material to the results of operations in any one accounting period but will not have a material adverse effect on the financial position or liquidity of BSA.

In November 2002, an attorney who had filed a purported class action suit alleging that all the BSA's Steeltex tires (7 million of which are estimated to be in service as of December 31, 2005) were defective, petitioned the NHTSA to reopen an investigation of such tires which that agency had closed in April 2002. The NHTSA denied that petition in June 2003, and in March 2004, the court denied plaintiffs' motion for class certification. Plaintiffs then filed a renewed motion for class certification and another petition for NHTSA to investigate (i) all Steeltex tires generally and (ii) those Steeltex tires used on ambulances. The NHTSA denied this petition in September 2004 and closed its investigation, and the court denied plaintiffs' renewed motion for class certification in February 2005. Plaintiffs' counsel recently filed two new purported class actions suits in Los Angeles federal court, naming a subsidiary of BSA and the Company as defendants, and has indicated an intent to file another petition with the NHTSA. BSA management has thoroughly investigated this issue, and continues to monitor the performance of the tires in question. BSA, except with regard to a February 2004 voluntary safety campaign, (i) does not believe that a recall or similar action concerning its Steeltex tires is necessary or appropriate; (ii) strongly believes that the related litigation is without merit; and (iii) plans to vigorously defend its position. Accordingly, BSA has made no provision for any related contingent liability.

Two securities cases filed in January 2001 against BSA and the Company, alleging both misrepresentations regarding the quality of the tires previously under investigation by the NHTSA and violations of the U.S. Securities Exchange Act, were consolidated, and, in October 2002, dismissed. In February 2003, the plaintiffs' motion to reopen the court's judgment was denied by the court. Plaintiffs appealed, and in October 2004 the federal appellate court reversed the trial court's dismissal of the securities fraud action as to two statements in the Company's 1999 annual report and BSA's statement made in August 2000, and ordered that the action be sent back to the trial court for further proceedings. In November 2004, BSA filed a petition for rehearing with all members of the appellate court, which petition was denied in May 2005. BSA also petitioned the U.S. Supreme Court for a review and hearing. That petition was denied in October 2005. As a result, the case has now been remanded to the trial court. In November 2005, BSA and the Company filed supplemental memoranda in support of the defendants' motions to dismiss. Those motions are currently pending. BSA and the Company intend to vigorously defend themselves and believe these cases are without merit.

Note 18— Subsequent events

On February 22, 2006, the Company retired 20 million shares of common stock at a cost of ¥38,081 million ($322,529 thousand) in accordance with the approval of the Company's Board of Directors meeting held on February 17, 2006 subject to Section 212 of the Code. The number of issued shares after the retirement is 813,102,321 shares.

On March 30, 2006, the shareholders of the Company approved payment of a cash dividend of ¥14.0 ($0.12) per share, or a total of ¥10,939 million ($92,648 thousand), to shareholders of record at December 31, 2005. In addition, a stock option plan was approved, which provides options to purchase 271 thousand shares of the Company's common stock by directors and selected employees of the Company. The exercise price is equal to the higher of either 1.05 times the monthly average closing market price of the Company's common stock traded in the Tokyo Stock Exchange in the month preceding the date of grant, or the closing market price of that on the date of grant. The exercise period of the stock options is from April 1, 2008 to March 31, 2013.

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23 Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

Independent Auditors' Report

To the Board of Directors of
Bridgestone Corporation:

We have audited the accompanying consolidated balance sheets of Bridgestone Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bridgestone Corporation and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

March 30, 2006

Member of
Deloitte Touche Tohmatsu

Major subsidiaries and affiliates

Country	Company	Ownership (including indirect ownership)	Capital (in thousands)	Operations
Argentina	Bridgestone Firestone Argentina S.A.I.C.	100.0%	ARS8,280	Manufacture and sale of tires
Australia	Bridgestone Australia Ltd.	60.3%	A$18,259	Manufacture and sale of tires
	Bridgestone Earthmover Tyres Pty. Ltd.	100.0%	A$7,000	Sale of off-the-road tires for mining and construction vehicles
Belgium	Bridgestone Europe NV/SA	100.0%	€724,668	Management of European operations and tire marketing
	Bridgestone Aircraft Tire (Europe) S.A.	100.0%	€1,388	Retread and sale of aircraft tires
Brazil	Bridgestone Firestone do Brasil Industria e Comercio Ltda.	100.0%	R102,919	Manufacture and sale of tires
Canada	Bridgestone Firestone Canada Inc.	100.0%	C$98,401	Manufacture and sale of tires and sale of automotive components
Chile	Bridgestone Firestone Chile, S.A.	89.7%	US$38,980	Manufacture and sale of tires
	Bridgestone Off-the-Road Tire Latin America S.A.	90.0%	US$3,000	Sale of off-the-road tires for mining and construction vehicles
China	Bridgestone (China) Investment Co., Ltd.	100.0%	US$67,730	Management of Chinese tire operations and sale of tires
	Bridgestone (Tianjin) Tire Co., Ltd.	94.5%	US$49,016	Manufacture and sale of tires
	Bridgestone (Shenyang) Tire Co., Ltd.	98.5%	US$20,000	Manufacture and sale of tires
	Bridgestone (Wuxi) Tire Co., Ltd.	100.0%	US$48,340	Manufacture and sale of tires
	Bridgestone Aircraft Tire Company (Asia) Limited	100.0%	HK$21,000	Retread and sale of aircraft tires
Costa Rica	Bridgestone Firestone de Costa Rica, S.A.	98.6%	US$9,631	Manufacture and sale of tires
France	Bridgestone France S.A.S.	100.0%	€74,090	Manufacture and sale of tires and sale of automotive components
Germany	Bridgestone Deutschland G.m.b.H.	100.0%	€14,000	Sale of tires and automotive components
India	Bridgestone India Private Ltd.	100.0%	RP2,753,000	Manufacture and sale of tires
Indonesia	P.T. Bridgestone Tire Indonesia	54.3%	US$24,960	Manufacture and sale of tires
Italy	Bridgestone Italia S.p.A.	100.0%	€38,775	Manufacture and sale of tires and sale of automotive components
Japan	Bridgestone Cycle Co., Ltd.	100.0%	¥1,870,000	Manufacture and sale of bicycles and industrial machinery
	Bridgestone Flowtech Corporation	100.0%	¥484,000	Manufacture and sale of industrial hydraulic hoses
	Bridgestone Elastech Co., Ltd.	100.0%	¥2,000,000	Manufacture and sale of antivibration components
	Bridgestone Kaseihin Seizo Corporation	100.0%	¥450,000	Manufacture and sale of synthetic resin products
	Bridgestone Sports Co., Ltd.	100.0%	¥3,000,000	Manufacture and sale of sporting goods
	Asahi Carbon Co., Ltd.	99.4%	¥1,720,000	Production and sale of carbon black
	Bridgestone Finance Corporation	100.0%	¥50,000	Lending, purchasing of sales receivables, and outsourced processing of accounting and salary payments
	Bridgestone Tire Hokkaido Hanbai K.K. (Bridgestone Tire Hokkaido Sales Co., Ltd.)	100.0%	¥2,033,200	Sale of tires
	Bridgestone Tire Tokyo Hanbai K.K. (Bridgestone Tire Tokyo Sales Co., Ltd.)	100.0%	¥1,050,000	Sale of tires
	Bridgestone Tire Chubu Hanbai K.K. (Bridgestone Tire Chubu Sales Co., Ltd.)	99.7%	¥1,380,000	Sale of tires
	Bridgestone Tire Kyushu Hanbai K.K. (Bridgestone Tire Kyushu Sales Co., Ltd.)	100.0%	¥2,000,000	Sale of tires

Country	Company	Ownership (including indirect ownership)	Capital (in thousands)	Operations
Mexico	Bridgestone Firestone de Mexico, S.A. de C.V.	100.0%	NP455,997	Manufacture and sale of tires
The Netherlands	Bridgestone Benelux B.V.	100.0%	€2,515	Sale of tires and automotive components
	Bridgestone Finance Europe B.V.	100.0%	€225	Lending and purchasing of sales receivables
New Zealand	Bridgestone New Zealand Ltd.	100.0%	NZ$32,848	Manufacture and sale of tires
Poland	Bridgestone Poland Sp. z o.o.	100.0%	Zl 558,058	Manufacture and sale of tires
Russia	Bridgestone C.I.S. L.L.C.	100.0%	RB68,474	Sale of tires
Singapore	Bridgestone Singapore Pte Ltd	100.0%	US$674	Natural rubber trading
South Africa	Bridgestone South Africa Holdings (Pty) Ltd.	94.3%	ZAR18	Holding company for tire manufacturing and marketing company
Spain	Bridgestone Hispania S.A.	99.7%	€56,726	Manufacture and sale of tires and sale of automotive components
Taiwan	Bridgestone Taiwan Co., Ltd.	80.0%	NT$810,000	Manufacture and sale of tires
Thailand	Thai Bridgestone Co., Ltd.	69.2%	B400,000	Manufacture and sale of tires
	Bridgestone Tire Manufacturing (Thailand) Co., Ltd.	100.0%	B5,260,000	Manufacture and sale of tires
	Bridgestone Natural Rubber (Thailand) Co., Ltd.	100.0%	B447,000	Processing of natural rubber
Turkey	Brisa Bridgestone Sabanci Lastik Sanayi ve Ticaret A.S.	42.9%	TL7,441	Manufacture and sale of tires
United Kingdom	Bridgestone U.K. Ltd.	100.0%	£28,035	Sale of tires and automotive components
	Bridgestone Industrial Ltd.	100.0%	£250	Sale of engineered products
U.S.A.	Bridgestone Americas Holding, Inc.	100.0%	US$127,000	Management of Americas operations
	Bridgestone Firestone North American Tire, LLC	100.0%	US$1	Manufacture and sale of tires
	BFS Retail & Commercial Operations, LLC	100.0%	US$1	Sale of tires and automotive components and automotive maintenance and repair services
	BFS Diversified Products, LLC	100.0%	US$1	Manufacture and sale of roofing materials, synthetic rubber, and other products
	Morgan Tire & Auto, Inc.	76.2%	US$1	Sale of tires and automotive components and automotive maintenance and repair services
	Bridgestone APM Company	100.0%	US$15,000	Manufacture and sale of antivibration components for automobiles and of synthetic resin products
	Bridgestone Aircraft Tire (USA), Inc.	100.0%	US$1	Retread and sale of aircraft tires
Venezuela	Bridgestone Firestone Venezolana C.A.	100.0%	Bs66,700	Manufacture and sale of tires

Board of Directors, Corporate Auditors and Corporate Officers

Board of Directors

Shoshi Arakawa
Chairman of the Board

Tatsuya Okajima

Masaharu Oku

Giichi Miyakawa

Mark A. Emkes*

Tomoyuki Izumisawa

Shoji Mizuochi

Yasuo Asami

Osamu Inoue

Shigeo Watanabe
Advisor to the Board

* Chairman and CEO of Bridgestone Americas Holding, Inc.

Board of Corporate Auditors

Executive Members

Yukio Kanai

Isao Kita

Non-Executive Members

Hiroshi Ishibashi

Toshiaki Hasegawa

Yo Takeuchi

Masayuki Takase

Corporate Officers

Members of the Board Serving Concurrently as Corporate Officers

Shoshi Arakawa
CEO and President
Chief Risk-Management Officer

Tatsuya Okajima
Senior Vice President
Responsible for Original Equipment

Masaharu Oku
Vice President and Senior Officer
Responsible for Tire Production and Distribution

Giichi Miyakawa
Vice President and Senior Officer
Responsible for Replacement Tire Sales

Tomoyuki Izumisawa
Vice President and Senior Officer
Chief Compliance Officer, Responsible for Corporate Administration and Motorsport

Shoji Mizuochi
Vice President and Senior Officer
Chief Financial Officer, Responsible for Finance, Procurement and IT & Network; Concurrently Director, Finance Division

Yasuo Asami
Vice President and Senior Officer
Responsible for Diversified Products

Osamu Inoue
Vice President and Senior Officer
Responsible for Technology

Vice President and Senior Officer

Hiromichi Odagiri
Chief Representative of Bridgestone Tire Operations in China

Seconded to Bridgestone (China) Investment Co., Ltd., Chairman and President of Bridgestone (China) Investment Co., Ltd.

Vice President and Officers

Shigehisa Sano
Research & Development and Intellectual Property

Kaoru Fujioka
Steel Cord

Osamu Mori
Electro-Materials and Chemical Products

Hiroshi Yamaguchi
Safety, Quality and Environment

Kazuo Kakehi
Chemical and Industrial Products Production & Technology; Concurrently Director, Chemical & Industrial Products Production Division

Kazuhisa Nishigai
Tire Production and Distribution

Shuichi Ishibashi
Consumer Tire Business; Concurrently seconded to Bridgestone FVS Corporation

Junya Sato
Seconded to Bridgestone Tire Kyushu Sales Co., Ltd.

Masayuki Okabe
General Affairs, Legal Affairs and Corporate Communications; Concurrently Director, General Affairs and Subsidiaries Division

Yuzo Kumagai
Tire Production Technology

Jiro Asada
Industrial Products, Civil Engineering and Building Materials & Equipment

Sugio Fukuoka
Original Equipment Sales; Concurrently Director, Original Equipment Tire Sales Division

Toru Tsuda
Tire Development

Asahiko Nishiyama
Seconded to Bridgestone Americas Holding, Inc. Vice Chairman and President of Bridgestone Americas Holding, Inc.

Takashi Urano
Seconded to Bridgestone Europe NV/SA Chairman, CEO and President of Bridgestone Europe NV/SA

Akira Nozawa
Seconded to Bridgestone Americas Holding, Inc. Chief Financial Officer and Executive Vice President of Bridgestone Americas Holding, Inc.

Mikio Masunaga
Tire Research and Material Development

Hideki Yokoyama
Product Planning and Business Development

Kiyoshi Nomura
International Tire Business Operations; Concurrently Director, Americas and Europe Operations Division

Hideo Hara
Seconded to Bridgestone Americas Holding, Inc.

Masaaki Tsuya
Office of Group CEO; Concurrently Director, Internal Auditing Office

Shareholder information

Head Office
10-1, Kyobashi 1-chome, Chuo-ku, Tokyo 104-8340, Japan
Phone: +81-3-3563-6811 Fax: +81-3-3567-4615
Web site: www.bridgestone.co.jp

Established
1931

Employees
123,727

Independent Auditors
Deloitte Touche Tohmatsu

Technical Centers
Bridgestone Corporation: Tokyo and Yokohama, Japan
Bridgestone Americas: Akron, Ohio, U.S.A.
Bridgestone Europe: Rome, Italy

Consolidated Subsidiaries
440 companies

Paid-in- Capital
¥126,354 million

Shares
Authorized: 1,470,000,000
Issued: 833,102,321

Transfer Agent
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

Common Stock Traded
Tokyo, Nagoya, Osaka, Fukuoka

(as of December 31, 2005)

Common Stock Price Range
(Tokyo Stock Exchange)

(¥)

	2000	2001	2002	2003	2004	2005	2006
High	2,725	1,678	1,975	1,743	2,190	2,625	2,515
Low	938	800	1,449	1,230	1,449	1,935	2,155

2006: 1st Quarter

Common Stock Price Index
(relative to Nikkei Stock Average)


270
260
250
240
230
220
210
200
190
180
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
Common Stock Price Index
Nikkei Stock Average

Note: Relative value is based on 100 at the end of December 1988.

END

Bridgestone Corporation

10-1, Kyobashi 1-chome, Chuo-ku, Tokyo 104-8340, Japan
www.bridgestone.co.jp

PRINTED WITH SOY INK

April 2006
Printed in Japan with vegetable-based ink on recycled paper